Bringing the power of people together to deliver results

Kendle
INTERNATIONAL

Annual Report 2003

Financial Highlights

(In thousands, except per share data)	2003	2002	2001
Net service revenues	[illegible]	$ 165,173	$ 154,302
Income (loss) from operations	[illegible]	(58,411)	7,304
Net income (loss)	[illegible]	(54,800)	4,206
Net income (loss) per diluted share	[illegible]	(4.30)	0.33
Working capital	[illegible]	41,451	36,664
Total assets	[illegible]	155,397	204,051
Shareholders' equity	[illegible]	94,360	142,307

Corporate Headquarters ◦ 1200 Carew Tower ◦ 441 Vine Street ◦ Cincinnati, Ohio 45202
phone: 1.513.381.5550 ◦ fax: 1.513.381.5870 ◦ www.kendle.com ◦ e-mail: info@kendle.com

About Kendle

Kendle International Inc. (Nasdaq: KNDL) is among the world's largest publicly held clinical research organizations. We deliver innovative and robust clinical development solutions — from first-in-man studies through market launch and surveillance — to help the world's biopharmaceutical companies maximize product life cycles and grow market share. With nearly 1,700 associates worldwide, Kendle has conducted clinical trials or provided regulatory and validation services in more than 60 countries.

For more information on our services, recent news releases and SEC filings, or to request an investor kit, please visit our corporate Web site at www.kendle.com.

2003 was a landmark year for Kendle International Inc. as we refocused our growing global organization to deliver improved results for both our customers and our shareholders.

Responding to a Changing Marketplace

Continued changes within the biopharmaceutical industry, including global economic pressures and weak drug development pipelines, created significant challenges for our customers' R&D budgets in 2003.

In an effort to better manage leaner clinical operations and to leverage market specialization and efficiency, biopharmaceutical companies are turning increasingly to CROs. With less than 25 percent of clinical trials currently managed by CROs according to industry analyst Jefferies & Company and a projected CRO market size of $16.5 billion by 2005 — up from $9.3 billion in 2003 — the potential for growth within our industry is tremendous.

To our shareholders



Candace Kendle, PharmD
[illegible]

Christopher C. Bergen
[illegible]

In response to the changing landscape and other critical marketplace challenges such as patent expirations, increasing market competition and generic erosion, our customers are turning their focus to life cycle management to maximize revenue from drugs already on the market. And, they are shifting their reliance away from blockbuster-driven R&D toward the development of more-targeted drug candidates.

To capitalize on the increasing opportunities presented by these industry changes, Kendle reorganized its business in 2003 into five specialized operating units. Through this more project-focused organizational structure, we are bringing the power of industry-experienced leadership with clinical development and late phase, life cycle management expertise closer to our customers.

- **Medical Affairs, Marketing and Communications (MAM&C)**: Broad range of Phase IIIb/IV and pre- and post-launch services to maximize product life cycles
- **Regulatory Affairs**: Market-leading expertise to navigate the increasingly complex, global regulatory environment (e.g., European Clinical Trials Directive)

A Customer-Focused Approach to Clinical Development

Experienced leadership, a flat organizational structure, global integrated services from development through life cycle management and project teams fully accountable for project execution are the key elements of Kendle's new organization.

Operating Units Aligned to Meet Customer Needs

Kendle's operating units focus on specific service areas and geographies while providing a complete and integrated set of services to meet the needs of our customers from product development and regulatory approval through life cycle management.

The alignment of Kendle's operating units enables us to focus on our customer while defining clear accountability for project success, an important element of our new organizational structure. Our project-focused approach leverages the power of our experienced global teams working proactively in close collaboration with our customers to identify, develop and deliver innovative and customized solutions — from clinical development through life cycle management — that differentiate their product from the competition and ensure market success.

Kendle's operating units include:

- **Americas (Phases I-III)**: Strong presence in North America; a newly acquired presence in Latin America — making Kendle the largest Phase I-III CRO in Mexico, Central America and the Caribbean and the fourth largest in Latin America; and a focus on further expansion into Central and South America
- **Europe (Phases I-III)**: Expertise with diverse geographic and regulatory requirements, with a continued focus on expansion into patient-rich geographies (e.g., Central Eastern Europe)
- **Strategic Partners (Phases I-III)**: Dedicated project teams to maximize efficiencies and value for our largest customers

Within each operating unit, the project group is the primary organizational subunit. Within each project group, project teams are established consistent with the specific needs of the customer and project.

Kendle's Project Group Leaders and Project Leaders are senior scientists and clinical development and industry-experienced life cycle management professionals who provide strategic direction from project design through execution. Our Project Leaders serve as the primary interface with our customers and have clear accountability and responsibility for their projects and teams and the long-term success of our customer relationships.

Our project-focused approach to the delivery of services is making Kendle a more efficient and effective partner for our customers. We are already realizing the benefit of this new approach with regard to both the success of our proposals and improved performance of our project teams.

Strengthening Our Leadership Team

Kendle's strengthened leadership team has significant pharmaceutical and CRO industry experience, ensuring the delivery of high-quality services for our customers.

Alan J. Boyce and Melanie A. Bruno, PhD, MBA, joined Kendle in 2003 as vice presidents of the Europe and Regulatory Affairs operating units, respectively. In addition, Cynthia L. Verst-Brasch, PharmD, MS, was promoted to Vice President of our Medical Affairs, Marketing & Communications operating unit. In early 2004, Martha R. Feller, PhD, and Simon S. Higginbotham were appointed as Senior Vice President, Americas operating unit and Vice President and Chief Marketing Officer, respectively.

Kendle's leadership team brings nearly 150 years of combined pharmaceutical and CRO industry experience to meet the drug development, registration and life cycle management challenges facing our customers.

In addition, we significantly strengthened our scientific and therapeutic expertise in 2003 through the addition of new Project Leaders and other key management and staff across the organization.



Martha R. Feller, PhD
Senior Vice President, Americas



Alan J. Boyce
Vice President, Europe



Cynthia L. Verst-Brasch, PharmD, MS
Vice President, [illegible]



Melanie A. Bruno, PhD, MBA
Vice President, Regulatory Affairs

Moving Forward

Through the power of our people working together with our customers in 2003, Kendle delivered the following results:

- **Expanded business and diversified customer mix**
  Kendle's customer base consists of hundreds of biopharmaceutical companies worldwide, including 34 of the world's 50 largest biopharmaceutical organizations. In 2003, we conducted 500+ studies worldwide for these customers, providing a broad range of services for more than 350 products in 22 therapeutic classes.

  Diversification of our customer mix continues to be an important focus. Two new companies joined our top five customers for 2003. In addition, revenues from our biotech customers increased nearly 3 percent for the year.

- **Strengthened expertise to meet market need**
  Kendle contributed to the development, regulatory approval and life cycle management of innovative therapies for a broad range of medical conditions in 2003. We have strong expertise across a broad range of therapeutic areas, including skeletal disease, inflammation, respiratory and gastroenterology, among others.

  Oncology and central nervous system disorders represent half of all products in development today and are growing areas of experience and opportunity for Kendle. In 2003, we conducted more than 70 oncology projects and 65 central nervous system projects worldwide.

- **Extended global reach**
  Biopharmaceutical companies are conducting an increasing number of multinational clinical trials with a focus on Southwestern and Central Eastern Europe. With expanded operations in Spain and Poland in 2003 and new offices opening in Romania and Bulgaria in early 2004, Kendle is positioned to take advantage of this geographic shift.

  A key accomplishment for Kendle in 2003 was our expansion into Latin America through the acquisition of Mexican CRO Estadísticos y Clínicos Asociados, S.A. (ECA). Now known as Kendle Mexico, this new location provides our customers access to the growing Latin American market for pharmaceutical development.

  Kendle continues to evaluate strategic acquisition opportunities to build our geographic and service capabilities for our customers worldwide. Areas for expansion include additional locations in Central Eastern Europe as well as new locations in Asia and Africa.

- **Improved financial results**
  While Kendle ended 2003 with net service revenues of $156.2 million, down from 2002, we are encouraged by the turnaround in our business during the second half of the year. Net service revenues for the second half of 2003 increased by approximately $4.8 million over the first half. Net income increased approximately $3.3 million in the second half over the first.

  Global sales activity also improved in the second half of 2003. Net new business awards increased $30 million during this period when compared to the first half of the year. Also demonstrating the continued improvement in our business, the net book-to-bill ratio for the second half of the year increased by almost 40 percent over the first half. Our goal is to build on this positive momentum to deliver improved value for our shareholders.

Kendle 2004...and Beyond

Through our new, more efficient and streamlined organization, Kendle is well positioned for 2004 and beyond. Building on this foundation, we will continue in the year ahead to strengthen our clinical development, regulatory and life cycle management capabilities while identifying new and innovative service offerings that will be of significant benefit to our customers. We move forward with great confidence in our new organization and the power of our people to deliver exceptional results and provide lasting value for all of our stakeholders.

On behalf of our Board of Directors and leadership team, we thank our customers, our shareholders and our associates for their continued support and commitment to Kendle over the past year. We look forward to a bright future together.

Candace Kendle, PharmD
Chairman & Chief Executive Officer

Christopher C. Bergen
President & Chief Operating Officer



With North America projected to continue leading all markets in global biopharmaceutical sales at $360.3 billion through 2007 and the emergence of Latin America as one of the fastest-growing biopharmaceutical markets in the world, the Americas continue to offer significant opportunities for the conduct of clinical trials. Biopharmaceutical companies worldwide spent approximately $7.7 billion on Phase I-III services in 2002 in this growing region. Through our Americas operating unit, Kendle is capitalizing on these opportunities.

Americas Operating Unit

2003 was an exciting year for Kendle in the Americas as we strengthened our existing network of operations across North America and expanded into Latin America with the acquisition of Estadísticos y Clínicos Asociados, S.A. (ECA), now known as Kendle Mexico. Through this acquisition, Kendle is now the largest Phase I-III CRO in Mexico, Central America and the Caribbean and the fourth largest in Latin America.

As we expand into new geographies, Kendle maintains a strong focus on North America, where we are well known for our Phase I-III clinical development expertise. We have conducted more than 1,000 Phase I-III studies for our biopharmaceutical customers across North America since 1995.

In addition to "branded" drug markets, our expertise includes the generic drug industry as well. Through our Phase I unit located in West Virginia, Kendle specializes in bioequivalence studies, having conducted hundreds of them for a leading generic drug manufacturer.

Kendle's ability to build high-quality, lasting relationships to better serve our customers has never been stronger. We were rated a top-three CRO on 22 of the 25 individual relationship attributes essential to a quality investigative site/CRO relationship — ***more times than any other CRO*** — in a 2003 *CenterWatch* survey of nearly 400 clinical investigator sites in North America. Personnel professionalism, project management expertise and ongoing study support were cited by investigators among the leading benefits of working with Kendle. Our ability to build effective relationships with investigative sites translates into added value for our customers in terms of expedited patient recruitment and efficient study execution and completion.

Standing behind Kendle's success in North and Latin America are our Project Group Leaders and Project Leaders. Each has extensive management, scientific and drug development expertise and a doctorate degree and/or at least 25 years of clinical development experience. This ensures valuable collaboration with our customers and successful completion of their projects.

Kendle's expansion into Latin America provides our customers with access to new patient populations to expedite recruitment for their clinical trials and accelerate their time to market. With patient recruitment continuing to be among the biggest challenges in keeping clinical trials on course and within budget, access to these populations has never been more important.

We look forward to our continued growth in Latin America and in 2004 will focus on expansion in South and Central America to provide our customers access to additional, unique patient populations to expedite their trials.

Delivering Results: Bayer Pharmaceuticals Corporation

In an oncology Phase II study for Bayer Pharmaceuticals Corporation, one of the world's leading innovators in the healthcare and medical products industry, Kendle's TriaLine®, an interactive voice response system (IVRS), was instrumental in accelerating awareness that a specific tumor type found in renal cell cancer responded well to the investigational drug. As a result, Bayer awarded Kendle an international, multicenter Phase III study utilizing TriaLine® to further evaluate the safety and efficacy of this novel compound. The additional study includes 800 patients throughout 20 countries. What began as a traditional IVRS trial for a Phase II oncology study expanded to a Phase III study including Web entry, patient tracking and the ability to upload real-time data to Bayer's internal system. Kendle continues to conduct the Phase II and III oncology studies in addition to other studies for Bayer.

Diverse pan-European and country-specific drug development needs, a changing regulatory environment and a climate rich with new patient populations are all combining to create a healthy future for CROs in Europe. With nearly 40 percent of our workforce located there and experience in more than 25 European countries, Kendle is well positioned to grow its share of the projected (2007) $4.26 billion European CRO marketplace.

Global reach, local knowledge



Europe Operating Unit

During 2003, Kendle made good progress in growing our share of the European clinical development outsourcing market, working on nearly 300 projects for our customers there and increasing backlog 18 percent over 2002. As evidence of our success, approximately 34 percent of Kendle's 2003 revenue was generated by our Europe operating unit, up from 27 percent in 2002.

As Europe continues to evolve under the Clinical Trials Directive, requirements for health economics and evidence-based medicine and the demands on the biopharmaceutical industry will continue to increase as separate agencies harmonize their processes and member states critically evaluate their drug reimbursement budgets. Kendle is well positioned with an integrated solution — combining our regulatory and medical affairs and marketing capabilities with our core Phase I-III clinical development expertise — to assist our global and European customers in developing, registering and managing the life cycles of therapies in this new environment.

Kendle's streamlined project team structure, implemented in 2003, is positioning us to better serve our European biopharmaceutical customers in 2004 and beyond. At the foundation of this new structure in Europe are our Country Managers and Project Leaders — many with PhD or MD qualifications and all with extensive drug development expertise — who provide a country-specific focus across different geographies to help our customers reduce their time to market. Our dedicated project teams include nearly 600 associates across Europe and nearly 100 associates in the Asia/Pacific region.

Kendle is growing in Europe. Our state-of-the-art Phase I facility in The Netherlands, where we are conducting an increasing number of first-in-man studies, offers our customers the advantage of full-time medical professionals and dedicated laboratories for testing of their compounds. Kendle is growing geographically as well. We expanded our existing operations in Poland in 2003 and are opening new offices in Romania and Bulgaria in early 2004 to provide our customers access to the wealth of clinical investigators and centralized patient populations in the important Central Eastern European region. Also in 2003, we expanded our existing operation in Spain, further building our presence in Southwestern Europe. Looking to the future, additional targets for expansion include other locations in Central Eastern Europe as well as new locations in Asia and Africa.

Drug development in Europe is changing. The European Clinical Trials Directive (2001/20/EC) — which becomes law in most European countries on May 1, 2004 — is aimed at creating a harmonized environment for clinical research. Through our extensive familiarity with the European regulatory environment, Kendle has been involved in providing our customers with strategic guidance on and interpretation of the new directive and will focus in 2004 on facilitating their transition to this new research environment.

Delivering Results: ALTANA Pharma

"Kendle International's global project leadership and strong relationships with investigators in Europe enabled us to achieve our enrollment goals ahead of schedule, even with the recruitment period shortened by two months."

Dr. Renate Engelstaetter, Head of Department
Clinical Research Pulmonology, ALTANA Pharma

Dr. Michael Hellwig, International Study Manager
Clinical Research Pulmonology, ALTANA Pharma

Kendle's Europe operating unit is currently completing a large international asthma study for ALTANA Pharma, an international pharmaceutical company headquartered in Constance, Germany, specializing in innovative research mainly in the fields of gastroenterology and respiratory. This Phase III trial, managed by Project Leaders in Kendle's Netherlands and Germany offices, involved approximately 100 investigative sites in eight different countries across Europe. More than 1,000 patients with mild-to-moderate asthma were screened to meet the enrollment goal of more than 800 for the study in only six months — two months ahead of the original recruitment schedule. Kendle's relationships with investigators in Central Eastern Europe (Poland, Czech Republic and Slovakia) and Western Europe (France, Germany, Italy, The Netherlands and Spain) enabled us to meet these extremely aggressive recruitment goals ahead of the revised timeline, with Central Eastern Europe providing the majority of the patients needed. Kendle's success on this project and ability to provide a dedicated project team familiar with ALTANA's unique requirements has already resulted in the award of two additional asthma projects.



Thriving relationships

Marketplace challenges are accelerating the pace and level of outsourcing as biopharmaceutical companies look for operational strategies to improve productivity and increase efficiencies. To this end, many of these companies are moving toward "strategic" partnerships with their CROs to gain access to new core competencies and leverage ongoing scientific collaboration that ultimately will reduce their time to market.

As biopharmaceutical/CRO relationships mature and develop, there are increasing opportunities for CROs positioned to manage relationships at this higher level on the outsourcing continuum. Kendle's Strategic Partners operating unit responds to this important shift in the marketplace.

Strategic Partners Operating Unit

Kendle's Strategic Partners operating unit is dedicated to meeting the Phase I-III clinical development needs of our most significant long-term customers and provides the foundation for development of additional strategic partnerships going forward as our preferred provider relationships evolve.

Through this unit, we provide our largest customers the benefits of a dedicated team, joint resource planning and organizational accountability, creating a level of familiarity with their needs unmatched by other CROs. This translates into more efficient study start up and conduct, lowering costs and ultimately reducing time to market.

Because our dedicated teams work exclusively for their strategic partners, they align themselves to that partner's unique requirements and standard operating procedures. This includes not only our clinical, regulatory and biometrics staff but also senior management, new business development, legal, information technology and accounting — all of the support services necessary to ensure smooth and efficient interaction between the strategic partner and Kendle.

Because we discuss pipelines and resource needs with our partners well in advance of an actual project, we are able to manage our resources efficiently. The accountability for the quality of our relationship, in general, and for specific project success, in particular, creates a very strong focus within the Strategic Partners operating unit.

Delivering Results: Strategic Partnerships

"We continue to be impressed by the effort and dedication from our Kendle team. Their flexibility, support and willingness to go above and beyond the call of duty every time has enabled us to successfully resolve difficult issues and remove roadblocks to study completion. Kendle's high level of commitment to our project has been instrumental to its success."

Study Manager, Sponsor Company

Kendle assisted one of the world's largest pharmaceutical companies on an exciting protocol for the indication of chronic low back pain. This year-long project involved 50 sites and the screening of more than 1,200 patients to randomize a total of 790 into the protocol. Kendle's project team was instrumental in the seamless transition of this project to a new project team following significant organizational changes within this customer, ensuring proactive and ongoing communications and timely completion of project-related activities during this critical period. Despite these changes and other challenges, all major study milestones were met as a result of our cohesive and collaborative relationship with this customer and the team members working on the project.

Development of long-term partnerships with our biopharmaceutical customers has always been a priority for Kendle. During 2003 we entered into new preferred provider agreements with two of the world's top 15 biopharmaceutical companies. These organizations join the growing list of companies with which Kendle enjoys preferred provider status, including one of the world's leading generic drug manufacturers and several other large biopharmaceutical companies.

With the rising costs of clinical drug development, increasing approval periods, intense competition and decreasing length of patent exclusivity, it is crucial to effectively and efficiently manage the life cycle of our customers' products. With the Phase IIIb/IV market potential estimated to reach $3.2 billion in 2007, up from $1 billion in 2002, late phase trials are among the fastest-growing area of opportunity for CROs. Through our Medical Affairs, Marketing and Communications (MAM&C) operating unit, Kendle is capitalizing on this explosive opportunity through a comprehensive range of pre- and post-launch offerings and other value-added services that enable our customers to robustly disseminate key scientific and brand messages to the marketplace.

Life cycle management



Medical Affairs, Marketing and Communications Operating Unit

In the wake of increasing regulatory concern surrounding Phase IIIb/IV trials, biopharmaceutical companies indicate that a key factor they consider in selecting a CRO for late phase services is an innovative and creative approach to study design. Kendle differentiates itself in this area by proactively recommending innovative and robust strategic protocol design and operational strategies that simultaneously incorporate unmet scientific and marketing needs while maintaining regulatory rigor.

Kendle's strategic approach to Phase IIIb/IV study design and execution is based on nearly 100 years of combined pharmaceutical and late phase industry experience and the strong medical/scientific expertise of our MAM&C management team (many of our managers and Project Leaders have advanced degrees in the healthcare field). As a result of our vast industry experience, we offer the unique ability to view the study from the customer's point of view and manage their expectations appropriately.

Kendle's focus is on helping our customers bridge the gap between science and marketing to differentiate their products from the competition, medically support their marketing objectives and messages and develop and enhance relationships with clinical investigators and thought leaders.

Kendle partners with biopharmaceutical companies across the globe to analyze real-world use and marketplace appeal of their products while addressing outstanding safety and effectiveness questions across broad patient populations. Our proprietary late phase technology tools and extensive investigator databases further expedite and simplify the conduct and completion of these studies for our customers. Kendle's Phase IIIb/IV programs undergo an intensive analysis by our Regulatory Consulting group to ensure regulatory compliance.

Risk management through the use of Phase IIIb/IV programs is a growing area of opportunity for Kendle. With safety concerns a major factor behind the growing demand for large-scale patient registries and surveillance trials, many regulatory authorities now require Phase IV post-approval commitment studies. Working in close collaboration with our global Regulatory Affairs operating unit, Kendle is well positioned to meet this opportunity.

Value-added pre- and post-launch services to leverage Phase IIIb/IV study results and extend product life cycles are another benefit Kendle offers its customers. These services, provided through our Scientific Events, Education and Publications group, include well-planned scientific meetings, publications, accredited training programs and thought leader advocacy to maximize scientific exchange and education. Through eKendleCollege, our award-winning corporate university, Kendle is an accredited sponsor of Continuing Medical Education (CME) programs for physicians, pharmacists and nurses.

In today's environment of increasing healthcare costs, Health Outcomes Research is playing an increasingly important role in the acceptance of new drug therapies among healthcare providers and payors. With more than 150 Health Outcomes studies conducted in recent years, Kendle offers strong scientific expertise to analyze and communicate the benefits of a new therapy to speed its acceptance among the medical community.

Delivering Results: Aventis Pharma Deutschland GmbH

"Kendle's innovative and creative approach to study design and flexible handling of the regulatory agency and healthcare issues spanning several countries led to the successful completion of this study, providing the critical pharmaco-economic data we need to advance the success of our new therapy."

Katrin Roscher, MD, Team Leader, Anti-Infectives
Medical Department, Aventis Pharma Deutschland GmbH

Decision makers in healthcare systems are increasingly requiring health economic data on the costs of various illnesses and the new drug therapies being developed to treat them. Kendle's Health Economics & Outcomes Research group recently collaborated with Aventis Pharma Deutschland GmbH, a leading pharmaceutical company in Germany in terms of R&D investments, in a study investigating the costs of Community Acquired Pneumonia and the influencing factors for hospitalizations in Germany, France, the United States and Japan in preparation for their development of a new drug to treat this illness. To identify these costs, Kendle performed interviews with 57 sites to gather information on more than 2,100 patients on the course of the disease and treatment during hospitalization (e.g., procedures, investigations, medication, etc.). To meet tight timelines and achieve good data quality, Kendle developed an electronic case report form enabling direct data entry and plausibility checks during data collection on site. Kendle met the challenges associated with a multicultural setting involving different healthcare systems and regulatory requirements to successfully complete the study.



Regulatory confidence in a changing market

Heightened regulatory concern and changing global regulations such as the European Clinical Trials Directive are having a significant impact on the development and approval of new drugs. As a result, biopharmaceutical companies are increasingly looking externally to CROs to provide expert regulatory guidance to help them navigate this increasingly complex regulatory landscape. With industry experts estimating that it costs $897 million to develop and win market approval of a new product, it is more important now than ever that biopharmaceutical companies have a sound regulatory strategy to guide the development of their products and reduce their time to market.

Regulatory Affairs Operating Unit

Kendle's Regulatory Affairs operating unit provides regulatory consulting and submission, auditing and validation, safety/pharmacovigilance, medical writing and clinical quality assurance services to gain regulatory approval and ensure ongoing safety and regulatory compliance of marketed products for biopharmaceutical companies worldwide. We provide regulatory services to organizations ranging from small start-up biotechs to large pharmaceutical companies.

Kendle's Regulatory Consulting and Submissions group based in Maryland (AAC Consulting Group, Inc.) and the United Kingdom focuses on the development of sound regulatory strategies, quality regulatory submissions and comprehensive auditing and validation services for customers worldwide. Our expertise includes not only traditional chemistry-based medicines but also biologics and medical devices.

We provide the advantage of more than 20 former high-level regulatory agency officials (U.S. Food and Drug Administration and Medicines Control Agency) and industry experts with an average of 25 years of regulatory experience. Kendle's extensive regulatory agency and industry expertise is a key differentiator in our ability to develop regulatory strategies for our customers that expedite the product approval and development process.

Changing global regulations are creating new opportunities for Kendle. In 2003, we assisted customers in the submission of 12 Common Technical Document (CTD) applications, which is the new global standard to harmonize the submission of data for regulatory approval. Also in 2003, we assisted two customers in transitioning major New Chemical Entities (NCEs) from the New Drug Application (NDA) to the new CTD format. This area will continue to be a growing area of opportunity in 2004 as we expand our capabilities to include electronic CTD submission.

The new European Clinical Trials Directive, to be implemented in 2004, also presents a growing area of opportunity. Our Regulatory Consulting group has been actively involved in interpreting these new regulations for our customers and is poised to assist them in their transition to this new research environment when the directive takes effect in May. Working closely with our Country Managers across Europe, our Regulatory Consulting group provides the local expertise needed to assist our European customers in complying with this legislation.

Kendle's Global Safety group provides strong medical expertise (the majority of the staff are MDs and nurses) and is responsible for assisting our customers with the notification and reporting of serious adverse events in a multinational setting in compliance with the FDA, ICH and all applicable local regulations. In 2003, Kendle grew our pharmacovigilance business to help our customers maintain compliance with regulatory reporting responsibilities for marketed products.

Risk management is also a growing area of focus for our Global Safety group. Increasing FDA evaluation of marketed products is creating the need for regulatory consulting and pharmacovigilance services to manage the potential risk of a product to the population. Kendle's Global Safety group is working in close collaboration with our MAM&C operating unit to provide these important safety monitoring services for our customers.

Delivering Results: Helsinn Healthcare S.A.

"Kendle's Regulatory Consulting and Submissions group played an instrumental role in the assembly of the NDA for ALOXI, which gained the fastest approval by FDA — 297 days — out of the 12 products undergoing a standard review procedure in 2003. Kendle's work on the European CTD submission was at the same high-quality level: the CTD was positively validated without any queries or additional information needed. We look forward to future collaboration with Kendle."

L. Baroni, MD, Senior Director, Scientific Affairs
Helsinn Healthcare S.A.

Building on our relationship with Helsinn Healthcare S.A., a privately owned integrated licensing company with headquarters in Switzerland, Kendle's Regulatory Consulting and Submissions group in Ely, United Kingdom, provided support in the assembly and filing of the New Drug Application (NDA) in the United States and in the preparation of the Common Technical Document (CTD) for Europe for the new chemical entity Palonosetron (U.S. brand name: ALOXI), for which we had previously completed Phase III studies. This new drug for the prevention of chemotherapy-induced nausea and vomiting was approved in record time by the U.S. Food and Drug Administration and the CTD submitted to the European Medicine Evaluation Agency (EMEA) in August 2003 was positively validated 18 days after submission. Kendle's Regulatory Consulting and Submissions group continues to provide strategic regulatory guidance and support to Helsinn to ensure compliance with EMEA requirements.

Financial Review 2003

(In thousands, except per share data)

For the years ended December 31,	2003	2002	2001	2000	1999
Consolidated statements of operations[1]					
Net service revenues	$ [illegible]	$ 165,173	$ 154,302	$ 120,487	$ 117,151
Reimbursable out-of-pocket revenues	[illegible]	48,841	40,197	35,651	33,441
Total revenues	[illegible]	214,014	194,499	156,138	150,592
Costs and expenses:					
Direct costs	[illegible]	98,438	93,729	74,077	61,032
Reimbursable out-of-pocket costs	[illegible]	48,841	40,197	35,651	33,441
Selling, general and administrative	[illegible]	48,646	44,047	39,249	37,316
Depreciation and amortization	[illegible]	8,347	9,988	7,930	6,731
Employee severance and office consolidation costs	[illegible]	408	(766)	2,980	—
Goodwill impairment		67,745	—	—	—
Total costs and expenses	[illegible]	272,425	187,195	159,887	138,520
Income (loss) from operations	[illegible]	(58,411)	7,304	(3,749)	12,072
Interest income	[illegible]	534	903	988	1,059
Interest expense	[illegible]	(1,219)	(877)	(643)	(367)
Other	[illegible]	(61)	23	(292)	(67)
Investment impairment	[illegible]	(1,938)	—	—	—
Gain on debt extinguishment	[illegible]	—	—	—	—
Income (loss) before income taxes	[illegible]	(61,095)	7,353	(3,696)	12,697
Income taxes	[illegible]	(6,295)	3,147	(1,566)	4,968
Net income (loss)	$ [illegible]	$ (54,800)	$ 4,206	$ (2,130)	$ 7,729
Income (loss) per share data					
Basic:					
Net income (loss) per share	$ [illegible]	$ (4.30)	$ 0.34	$ (0.18)	$ 0.69
Weighted average shares	[illegible]	12,734	12,251	11,708	11,251
Diluted:					
Net income (loss) per share	$ [illegible]	$ (4.30)	$ 0.33	$ (0.18)	$ 0.65
Weighted average shares	[illegible]	12,734	12,858	11,708	11,826
Consolidated balance sheet data[1]					
Working capital	$ [illegible]	$ 41,451	$ 36,664	$ 39,396	$ 44,838
Total assets	[illegible]	155,397	204,051	176,519	184,382
Total short and long-term debt	[illegible]	21,236	16,217	2,746	10,188
Total shareholders' equity	[illegible]	94,360	142,307	132,870	133,646

1. From 1999 to 2003, the Company made eight acquisitions. See Note 13 to the consolidated financial statements.

Management's Discussion and Analysis

Management's Discussion and Analysis of Financial Condition and Results of Operations

The information set forth and discussed below is derived from the Company's Consolidated Financial Statements and the related notes thereto included herein and should be read in conjunction therewith.

Company Overview

Kendle International Inc. (the Company) is an international contract research organization (CRO) that provides integrated clinical research services, including clinical trial management, clinical data management, statistical analysis, medical writing, regulatory consulting and organizational meeting management and publications services on a contract basis to the pharmaceutical and biotechnology industries. The Company is managed in one reportable segment encompassing Phase I through IV contract services.

The Company's contracts are generally fixed price, with some variable components, and range in duration from a few months to several years. A contract typically requires a portion of the contract fee to be paid at the time the contract is entered into and the balance is received in installments over the contract's duration, in most cases on a milestone achievement basis. Net service revenues from contracts are generally recognized on the percentage of completion method, measured principally by the total costs incurred as a percentage of estimated total costs for each contract. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustments to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. When estimates indicate a loss, such loss is provided in the current period in its entirety. The Company also performs work under time-and-materials contracts, recognizing revenue as hours are worked based on the hourly billing rates for each contract. Additionally, the Company recognizes revenue under units-based contracts as units are completed multiplied by the contract per-unit price.

The Company incurs costs, in excess of contract amounts, in subcontracting with third-party investigators as well as other out-of-pocket costs. These out-of-pocket costs are reimbursable by the Company's customers. Effective January 1, 2002 in connection with the implementation of Emerging Issues Task Force (EITF) 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred," the Company includes amounts paid to investigators and other out-of-pocket costs as reimbursable out-of-pocket revenues and reimbursable out-of-pocket expenses in the Consolidated Statements of Operations. In certain contracts, these costs are fixed by the contract terms, so the Company recognizes these costs as part of net service revenues and direct costs.

Direct costs consist of compensation and related fringe benefits for project-related associates, unreimbursed project-related costs and an allocation of indirect costs including facilities, information systems and other costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for sales and administrative associates and professional services, as well as unallocated costs related to facilities, information systems and other costs.

Depreciation and amortization expenses consist of depreciation and amortization costs recorded on a straight-line method over the useful life of the property or equipment and internally developed software. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142, which requires intangible assets with indefinite useful lives to no longer be amortized, but instead be reviewed at least annually for impairment. The Company adopted SFAS No. 142 as of January 1, 2002, and no longer records goodwill amortization expense. In 2002, the Company recorded a goodwill impairment charge of $67.7 million. See Note 6 in Notes to Consolidated Financial Statements for further detail on the 2002 goodwill impairment charge.

The CRO industry in general continues to be dependent on the research and development efforts of the principal pharmaceutical and biotechnology companies as major customers, and the Company believes this dependence will continue. The loss of business from any of the major customers could have a material adverse effect on the Company.

The Company's results are subject to volatility due to a variety of factors. The cancellation or delay of contracts and cost overruns could have short-term adverse affects on the consolidated financial statements. Fluctuations in the Company's sales cycle and the ability to maintain large customer contracts or to enter into new contracts could hinder the Company's long-term growth. In addition, the Company's aggregate backlog, consisting of signed contracts and letters of intent, is not necessarily a meaningful indicator of future results. Accordingly, no assurance can be given that the Company will be able to realize the net service revenues included in the backlog.

Acquisitions

On October 1, 2003, the Company completed its acquisition of Mexican CRO Estadisticos y Clinicos Asociados, S.A. (ECA). ECA is a Phase I-IV contract research organization located in Mexico City, Mexico. With the acquisition, the Company has expanded its capability to conduct clinical trials in Latin America. The Company acquired substantially all the assets and assumed certain liabilities of ECA for a purchase price of approximately $3.6 million in cash, including acquisition costs.

In 2002, the Company acquired the assets of Clinical and Pharmacologic Research, Inc. (CPR), located in Morgantown, West Virginia. Further information regarding the Company's acquisitions is included in Note 13 to the Consolidated Financial Statements.

In 2001, the Company acquired AAC Consulting Group, a regulatory consulting firm based in Rockville, Maryland. Further information regarding the Company's acquisitions is included in Note 13 to the Consolidated Financial Statements.

The results of operations for these three acquisitions are included in the Company's Consolidated Statements of Operations from the date of acquisition.

Results of Operations

Year Ended December 31, 2003 Compared With Year Ended December 31, 2002

Net Service Revenues

Net service revenues decreased 5% to $156.2 million for 2003 from $165.2 million in 2002. Excluding the impact of foreign currency exchange rates, net service revenues decreased 10% in 2003. The 5% decrease in net service revenues is composed of a decline in organic revenues of 6% offset by growth due to the Company's acquisitions of 1%. Net service revenues in North America declined by approximately $18.1 million in 2003 compared to 2002. The decline in North American net service revenues was partially offset by an increase in net service revenues in both the European and Asia-Pacific regions, which increased by approximately $7.5 million and $1.7 million, respectively. The decline in North American net service revenues is due to an overall slowdown in new business in the first half of 2003 and in particular, a slowdown in new business from two of the Company's largest customers, which completed a merger in 2003. In addition, project delays and cancellations adversely impacted net service revenues in the first half of 2003 compared to 2002. Finally, in 2003 net service revenues recorded on contracts where costs paid to investigators and other out-of-pocket costs are fixed by the contract terms and recorded as direct costs and net service revenues decreased by approximately $3.6 million.


Net Service Revenues
($ millions)
154.3
165.2
156.2
2001
2002
2003

Approximately 34% of the Company's net service revenues in 2003 were derived from the Company's operations outside North America compared to 27% in 2002. Revenues from the top five customers accounted for approximately 47% and 46% of net service revenues in 2003 and 2002, respectively. Net service revenues from Pfizer Inc. (including the former Pharmacia Corp.) accounted for approximately 27% of the total 2003 net service revenues compared to 29% for Pfizer and Pharmacia combined in 2002. The Company's revenues from Pfizer Inc. are derived from numerous projects that vary in size, duration and therapeutic indication. No other customer accounted for more than 10% of the Company's net service revenues in either 2003 or 2002.

Reimbursable Out-of-Pocket Revenues

Reimbursable out-of-pocket revenues fluctuate from period to period due primarily to the level of investigator activity in a particular period. Reimbursable out-of-pocket revenues increased 9.4% to $53.4 million in 2003 from $48.8 million in 2002.

Operating Expenses

Operating Expenses ($ millions)	2001	2002	2003
Direct costs	$93.7	$98.4	
Selling, general and administrative	44.0	48.6	
Depreciation and amortization	10.0	8.3	
Employee severance and office consolidation costs	(0.8)	0.4	
Goodwill impairment	—	67.7	

Direct costs decreased by $7.3 million, or 7%, for 2003 as compared to 2002. The 7% decrease in direct costs is composed of an 8% decline in organic direct costs offset by a 1% increase in direct costs due to the Company's acquisitions. Foreign currency exchange rate fluctuations accounted for a 5% increase in direct costs in 2003 compared to 2002. The decrease in organic direct costs is due to the reduced usage of outside contractors working on Company contracts as well as the workforce realignment and other cost containment measures implemented in 2003. In addition, in 2003 direct costs recorded on contracts where costs paid to investigators and other out-of-pocket costs are fixed by the contract terms and recorded as direct costs and net service revenues decreased by approximately $3.6 million. Direct costs as a percentage of net service revenues were 58.3% and 59.6% in 2003 and 2002, respectively. The decline in direct costs as a percentage of net service revenues is primarily attributable to the mix of direct labor involved in contracts as well as the overall mix of contracts in 2003 compared to 2002. In addition, a decrease in the number of contracts in which investigator and other out-of-pocket costs were fixed by the contract terms and, accordingly, net service revenue was recorded at little or no margin contributed to the decline.

Reimbursable out-of-pocket costs fluctuate from period to period due primarily to the level of investigator activity in a particular period. Reimbursable out-of-pocket costs increased 9.4% to $53.4 million in 2003 from $48.8 million in 2002.

Selling, general and administrative expenses increased by $3.8 million or 8% from 2002 to 2003. The 8% increase in selling, general and administrative costs is composed of a 6% increase in organic SG&A costs and a 2% increase in SG&A costs due to the Company's acquisition. Foreign currency exchange rate fluctuations accounted for a 4% increase in selling, general and administrative expenses in 2003 compared to 2002. The remainder of the increase in organic SG&A costs is primarily due to broad-based employee incentive compensation amounts accrued in 2003 that were not present in 2002. Selling, general and administrative expenses expressed as a percentage of net service revenues were 33.5% for 2003 and 29.5% for 2002. The increase in these costs as a percentage of net service revenues is primarily due to the increase in SG&A expenses as discussed above and a smaller net service revenue base.

Depreciation and amortization expense increased by $0.7 million or 9% in 2003 compared to 2002. The increase is primarily due to increased depreciation and amortization relating to the Company's capital expenditures of $5.6 million during 2003.

In the first quarter of 2003, in order to bring its cost structure more in line with the then current revenue projections, the Company recorded a charge of approximately $690,000 for severance and outplacement benefits relating to a workforce reduction program which impacted approximately 1 percent of its total workforce. In the second quarter of 2003, the Company recorded an adjustment to reduce this charge by approximately $106,000 as a result of lower than expected severance costs related to the workforce reduction. In the third quarter of 2003, the Company recorded a charge of approximately $897,000 for severance and outplacement costs in connection with a workforce realignment plan implemented in August. In the third quarter of 2002, the Company committed to a plan to consolidate its three New Jersey offices into one central office, located in Cranford, NJ. The Company had maintained separate offices in Princeton, Cranford and Ft. Lee, New Jersey. In connection with the office consolidation, the Company recorded a pre-tax charge of $408,000 in 2002, consisting primarily of facility lease costs and severance, employee retention and outplacement costs.

In the fourth quarter of 2002, the Company recognized a goodwill impairment charge of $67.7 million in accordance with SFAS No. 142. The impairment charge is presented as a separate line item as a component of loss from operations in the Company's Consolidated Statements of Operations. For more discussion on this charge, see Note 6 in the Company's Notes to Consolidated Financial Statements.

Other Income

Total other income (expense) was expense of $1.3 million in 2003 compared to expense of approximately $2.7 million in 2002. In the second quarter of 2003, the Company determined that its investment in KendleWits, its 50% owned joint-venture in the People's Republic of China was permanently impaired and recorded a $405,000 non-cash charge to reduce the carrying value of the investment to zero. Also in the second quarter of 2003, the Company made a partial early repayment on its $6 million convertible note and recorded a gain from this early partial debt extinguishment of approximately $558,000. In addition, in 2003 the Company recorded foreign currency transaction losses of approximately $449,000 as a result of the British pound and U.S. dollar weakening against the euro. In the second quarter of 2002, the Company recorded a $1.9 million non-cash charge to write-off the Company's investment in Digineer, Inc. (Digineer), a healthcare consulting and software development company that adopted a plan to cease operations during 2002. Foreign currency transaction gains amounted to approximately $147,000 in 2002.

Income Taxes

The Company reported a tax expense at an effective rate in excess of 100% in 2003 compared to a tax benefit at an effective rate of 10.3% for 2002. The Company's effective tax rate in 2003 and 2002 was negatively affected by a number of factors. In 2003, the Company continued to record valuation allowances against net operating loss carryforwards in certain European subsidiaries of the Company. Valuation allowances in 2003 against these net operating loss carryforwards amounted to approximately $1.4 million. The write-off of the Digineer investment in 2002 is a capital loss for income tax purposes and is deductible only to the extent the Company generates capital gains in the future to offset this loss. The Company recorded a valuation allowance against this deferred tax asset and accordingly, no income tax benefit was recorded. In addition, a tax benefit was recorded on only that portion of the goodwill impairment charge recorded in 2002 which will be deductible in future tax periods. In 2002, the valuation allowance primarily relating to net operating loss carryforwards in certain European subsidiaries of the Company amounted to approximately $3.5 million. Since Kendle operates on a global basis, the effective tax rate may vary from year to year based on the locations which generate the pre-tax earnings.

Net Income

Inclusive of the severance and outplacement charges, the write-off of the KendleWits investment and the gain on early partial extinguishment of debt (items with an aggregate after-tax impact of approximately $1.1 million, or $0.08 per share), the net loss for 2003 was $1.7 million or $0.13 per basic and diluted share. Inclusive of the goodwill impairment charge, the write-off of the Digineer investment, office consolidation costs and the tax valuation allowance discussed above (items with an aggregate after-tax impact of approximately $59.9 million, or $4.68 per share), the net loss for 2002 was $54.8 million in 2002 or $4.30 per basic and diluted share.

Year Ended December 31, 2002 Compared With Year Ended December 31, 2001

Net Service Revenues

Net service revenues increased 7% to $165.2 million for 2002 from $154.3 million in 2001. Excluding the impact of foreign currency exchange rates, net service revenues increased 6% in 2002. The 7% increase in net service revenues is composed of a decline in organic revenues of 2% offset by growth due to the Company's acquisitions of 9%. The decline in organic net service revenues is primarily attributable to the decrease in revenues in 2002 on contracts where costs paid to investigators and other out-of-pocket costs are fixed by the contract terms and recorded as direct costs and net service revenues. In addition, an increased level of project cancellations and delays adversely impacted net service revenue in the fourth quarter of 2002.

Approximately 27% of the Company's net service revenues in 2002 were derived from the Company's operations outside North America compared to 31% in 2001. Revenues from the top five customers accounted for approximately 46% and 45% of net service revenues in 2002 and 2001, respectively. Net service revenues from Pharmacia Inc. accounted for approximately 21% of the total 2002 net service revenues. The Company's revenues from Pharmacia Inc. are derived from numerous projects that vary in size, duration and therapeutic indication. No other customer accounted for more than 10% of the Company's net service revenues in either 2002 or 2001.

Reimbursable Out-of-Pocket Revenues

The Company adopted EITF 01-14 on January 1, 2002 as required. Reimbursable out-of-pocket revenues fluctuate from period to period primarily due to the level of investigator activity in a particular period. Reimbursable out-of-pocket revenues increased 21.5% to $48.8 million in 2002 from $40.2 million in 2001.

Operating Expenses

Direct costs increased by $4.7 million, or 5%, for 2002 as compared to 2001. The 5% increase in direct costs is composed of a 3% decline in organic direct costs offset by an 8% increase in direct costs due to the Company's acquisitions. The decrease in organic direct costs is primarily related to a decrease in certain project-related costs. These project-related costs are normally billed back to the customer as a "pass-through" expense and are excluded from direct costs and net service revenues. However, in a small number of the Company's contracts, these costs are fixed by the contract terms, and have been recorded as direct costs, producing a zero profit margin. In 2001, the Company incurred costs of this nature of approximately $12.1 million compared to approximately $4.5 million in 2002. Direct costs as a percentage of net service revenues were 59.6% and 60.7% in 2002 and 2001, respectively. The decline in direct costs as a percentage of net service revenues is primarily attributable to the decrease in the number of contracts in which the "pass-through" costs were fixed by the contract terms and revenue was recorded at little or no margin.

Reimbursable out-of-pocket costs increased 21.5% to $48.8 million in 2002 from $40.2 million in 2001.

Selling, general and administrative expenses increased by $4.6 million or 10% from 2001 to 2002. The 10% increase in selling, general and administrative costs is composed of a 7% increase in organic SG&A costs and a 3% increase in SG&A costs due to the Company's acquisitions. The increase in organic SG&A costs is primarily due to increased employee-related costs such as salaries, training costs and other employee costs incurred. Selling, general and administrative expenses expressed as a percentage of net service revenues were 29.5% for 2002 and 28.5% for 2001. The increase in these costs as a percentage of net service revenues is primarily due to lower revenue than anticipated in the fourth quarter of 2002 due to certain project delays and cancellations.

Depreciation and amortization expense decreased by $1.6 million or 16% in 2002 compared to 2001. The decrease is due to the implementation of SFAS No. 142, which has eliminated the amortization of goodwill and other indefinite lived intangible assets. See the discussion of SFAS No. 142 in the New Accounting Pronouncements section of Management's Discussion and Analysis. Excluding goodwill amortization in 2001, depreciation expense increased by 19% in 2002 compared to 2001. The increase is primarily due to increased depreciation and amortization relating to the Company's capital expenditures of $9.0 million during 2002.

In the third quarter of 2002, the Company committed to a plan to consolidate its three New Jersey offices into one central office, located in Cranford, NJ. The Company had maintained separate offices in Princeton, Cranford and Ft. Lee, New Jersey. In connection with the office consolidation, the Company recorded a pre-tax charge of $408,000 in 2002, consisting primarily of facility lease costs and severance, employee retention and outplacement costs. In 2001, the Company recorded a pre-tax increase in income of approximately $766,000 to reflect lower-than-anticipated costs associated with the Company's workforce reduction program that was implemented in 2000.

In the fourth quarter of 2002, the Company recognized a goodwill impairment charge of $67.7 million in accordance with SFAS No. 142. The impairment charge is presented as a separate line item as a component of loss from operations in the Company's Consolidated Statements of Operations. For more discussion on this charge, see Note 6 in the Company's Notes to Consolidated Financial Statements.

Other Income (Expense)

Total other income (expense) was expense of $2.7 million in 2002 compared to income of approximately $49,000 in 2001. The primary reason for this decrease is a $1.9 million non-cash charge recorded in the second quarter of 2002 to write-off the Company's investment in Digineer, a healthcare consulting and software development company that adopted a plan to cease operations during 2002.

Other income (expense) was also negatively impacted by increased interest expense in 2002 due to the Company's $15.0 million term loan that began in June of 2002 and $6.0 million of convertible debt that was issued in conjunction with the Company's January 2002 acquisition of CPR. In addition, lower worldwide interest rates on investments contributed to the decline.

Income Taxes

The Company reported a tax benefit at an effective rate of 10.3% in 2002 compared to tax expense at an effective rate of 42.8% for 2001. The Company's effective tax rate in 2002 was negatively affected by a number of factors. The write-off of the Digineer investment is a capital loss for income tax purposes and is deductible only to the extent the Company generates capital gains in the future to offset this loss. The Company recorded a valuation allowance against this deferred tax asset and accordingly, no income tax benefit was recorded. In addition, a tax benefit was recorded on only that portion of the goodwill impairment charge that will be deductible in future tax periods. Finally, in the fourth quarter the Company recorded a valuation allowance of approximately $3.5 million for certain tax benefit carryforwards primarily relating to net operating loss carryforwards in certain European subsidiaries of the Company. Since Kendle operates on a global basis, the effective tax rate may vary from year to year based on the locations which generate the pre-tax earnings.

Inclusive of the goodwill impairment charge, the write-off of the Digineer investment, office consolidation costs and the tax valuation allowances discussed above (items with an aggregate after-tax impact of approximately $59.9 million, or $4.68 per share), the net loss for 2002 was $ $54.8 million in 2002 or $4.30 per basic and diluted share.

Inclusive of the adjustment to the workforce reduction reserve in 2001 (an aggregate after-tax impact of approximately $460,000 or $0.04 per diluted share), net income for 2001 was $4.2 million, or $0.33 per basic share and $0.34 per diluted share.

Liquidity and Capital Resources

Working Capital
($ millions)


36.7
41.5
38.5
2001
2002
2003

In 2003, cash and cash equivalents increased by $9.1 million as a result of cash provided by operating activities of $14.2 million offset by cash used in investing activities of $0.7 million and cash used in financing activities of $5.2 million. In addition, the Company has $1.8 million in restricted cash that represents cash received from customers that is segregated in a separate Company bank account and available for use only for specific project related expenses, primarily investigator fees, upon authorization from the customer. Net cash provided by operating activities consisted primarily of the net loss increased by non-cash adjustments (primarily depreciation and amortization) and a decrease in net accounts receivable. Fluctuations in accounts receivable and advance billings occur on a regular basis as services are performed, milestones or other billing criteria are achieved, invoices are sent to customers and payments for outstanding accounts receivable are collected from customers. Such activity varies by individual customer. Accounts receivable, net of advance billings, decreased from $24.7 million at December 31, 2002 to $20.3 million at December 31, 2003.

Cash flows from investing activities for the year ended December 31, 2003 consisted primarily of capital expenditures of $5.6 million, costs related to the acquisition of ECA of $3.6 million (net of cash acquired), offset by net proceeds from the sale of available for sale securities of $8.4 million.

Cash flows from financing activities for the year ended December 31, 2003 consisted primarily of net payments under the Company's credit facility of $3.0 million, a partial repayment of the Company's convertible debt of $1.4 million and payments on capital lease obligations of approximately $850,000.

In 2002, cash and cash equivalents increased by $6.7 million as a result of cash provided by operating activities of $27.0 million offset by cash used in investing activities of $18.0 million and cash used in financing activities of $2.8 million. There was no restriction on cash and cash equivalents in 2002. Net cash provided by operating activities consisted primarily of the net loss increased by non-cash adjustments (the goodwill impairment charge, loss on Digineer investment and depreciation and amortization) and a decrease in net accounts receivable. Fluctuations in accounts receivable and advance billings occur on a regular basis as services are performed, milestones or other billing criteria are achieved, invoices are sent to customers and payments for outstanding accounts receivable are collected from customers. Such activity varies by individual customer. Accounts receivable, net of advance billings, decreased from $40.7 million at December 31, 2001 to $24.7 million at December 31, 2002.

Cash flows from investing activities for the year ended December 31, 2002 consisted primarily of capital expenditures of $9.0 million, costs related to the acquisition of CPR of $7.9 million (net of cash acquired), and additional purchase price of $2.7 million paid in relation to the Company's 1999 acquisition of Health Care Communications, Inc. (HCC) offset by net proceeds from the sale of available for sale securities of $1.7 million.

Cash flows from financing activities for the year ended December 31, 2002 consisted primarily of net payments under the Company's credit facility of $1.9 million and payments on capital lease obligations of approximately $800,000.

In 2001, cash and cash equivalents decreased by $0.7 million as a result of cash provided by operating activities of $9.6 million and cash provided by financing activities of $11.8 million offset by cash used in investing activities of $21.8 million. There was no restriction on cash and cash equivalents in 2001. Net cash provided by operating activities consisted primarily of net income increased by non-cash adjustments (primarily depreciation and amortization) offset primarily by an increase in net accounts receivable.

Cash (including restricted cash), Cash Equivalents & Available For Sale Securities
($ millions)


25.5
30.0
32.4
2001
2002
2003

Cash flows from investing activities for the year ended December 31, 2001 consisted primarily of capital expenditures of $7.5 million, costs related to the acquisition of AAC Consulting Group of $10.8 million (net of cash acquired), and additional purchase price of $2.1 million paid in relation to the Company's 1999 acquisition of HCC. Net purchases of available for sale securities totaled $1.3 million.

Cash flows from financing activities for the year ended December 31, 2001 consisted primarily of net borrowings under the Company's credit facility of $12.6 million.

The Company had available for sale securities totaling $8.9 million and $17.3 million at December 31, 2003 and 2002, respectively.

Cash used for capital expenditures was $5.6 million, $9.0 million and $7.5 million in 2003, 2002 and 2001, respectively.

In June 2002, the Company entered into an Amended and Restated Credit Agreement (the "Facility") that replaced the previous credit facility that would have expired in October 2003. The Facility is composed of a revolving credit loan that expires in three years and a $15.0 million term loan that matures in five years. The Facility is in addition to an existing $5.0 million Multicurrency Facility that is renewable annually and is used in connection with the Company's European operations. The revolving credit loan bears interest at a rate equal to either (a) The Eurodollar Rate plus the Applicable Percentage (as defined) or (b) the higher of the Federal Fund's Rate plus 0.5% or the Bank's Prime Rate. The $15.0 million term loan bears interest at a rate equal to the higher of the Federal Funds Rate plus 0.5% and the Prime Rate or an Adjusted Eurodollar Rate.

Under terms of the Facility, revolving loans are convertible into term loans within the Facility if used for acquisitions. The Facility contains various restrictive financial covenants, including the maintenance of certain fixed coverage and leverage ratios.

At March 31, 2003, the Company fell below the minimum permitted Fixed Charge coverage ratio. The Company and the banks amended the minimum permitted Fixed Charge coverage ratio for the first quarter of 2003 and future periods. In addition, changes as part of the amendment include, but are not limited to, the following:

- The amount available under the revolving credit loan is reduced from $23 million to the lesser of $10 million or 50% of the Company's Eligible Receivables, as defined.
- Until the Company's Fixed Charge Coverage Ratio returns to levels specified in the original agreement, the applicable percentage applied to the interest rate on the Company's borrowing under the Facility is increased by 0.75%.
- The term loan is collateralized by a pledge of the Company's domestic cash and cash equivalents and any amounts outstanding under the revolving credit loan are collateralized by the Company's Eligible Receivables, as defined, and any remaining domestic cash and cash equivalents above the amounts pledged as security under the term loan.
- The Company must maintain a ratio of cash, cash equivalents and available for sale securities held in the United States to principal amounts outstanding under the Company's term loan of at least 1.1 to 1.0.

In the third quarter of 2003, the Company reached an agreement in principle with the banks to amend the Fixed Charge Coverage ratio from a rolling four quarters calculation to a calculation based on the results of each individual quarter. The amendment was fully executed in the fourth quarter. The Company is in compliance with the financial covenants contained in the Facility (as amended) as of December 31, 2003.

The $5.0 million Multicurrency Facility is composed of a euro overdraft facility up to the equivalent of $3.0 million and a pound sterling overdraft facility up to the equivalent of $2.0 million. This Multicurrency Facility bears interest at a rate equal to either (a) the rate published by the European Central Bank plus a margin (as defined) or (b) the Bank's Base Rate (as determined by the bank having regard to prevailing market rates) plus a margin (as defined).

At December 31, 2003, no amounts were outstanding under the Company's revolving credit loan, $9.8 million was outstanding under the term loan, and no amounts were outstanding under the $5.0 million Multicurrency Facility. Interest is payable on the term loan at a rate of 6.57%. Principal payments of $750,000 are due on the term loan on the last business day of each quarter through March 2007.

Effective July 1, 2002, the Company entered into an interest rate swap agreement to fix the interest rate on the $15.0 million term loan. The swap is designated as a cash flow hedge under the guidelines of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Under the swap agreement, the interest rate on the term loan is fixed at 4.32% plus the applicable margin (currently 2.25%). The swap is in place through the life of the term loan, ending on March 31, 2007. Changes in fair market value of the swap are recorded in Accumulated Other Comprehensive Loss on the Consolidated Balance Sheet. At December 31, 2003, approximately $351,000 has been recorded in Accumulated Other Comprehensive Loss to reflect a decrease in the fair market value of the swap compared to approximately $566,000 at December 31, 2002.

With the acquisition of CPR, the Company entered into a $6.0 million convertible note payable to the shareholders of CPR. The principal balance is convertible at the holders' option into 314,243 shares of the Company's Common Stock at any time through January 29, 2005 (the Maturity Date). If the note has not been converted at the Maturity Date, the Company has the option to extend the Maturity Date of the note for another three years. The note bears interest at an annual rate of 3.80% from January 29, 2002 through the Maturity Date. Interest is payable semi-annually. If the Maturity Date is extended, the interest rate will be reset on January 29, 2005 at an annual rate of interest equal to the yield of a three-year United States Treasury Note.

In June 2003, the Company and the shareholders of CPR entered into Note Prepayment Agreements. Under the Note Prepayment Agreements, the Company agreed to satisfy its payment obligations under the $6.0 million convertible note by making a series of four payments between June 30, 2003 and January 10, 2005. The four payments are to be initiated either by the Company through the exercise of a "call" option or by the CPR shareholders through the exercise of a "put" option. If the four put or call options are exercised, the Company would pay $4.5 million to fully settle the $6.0 million note. Gains resulting from this early extinguishment of debt will be recorded when paid as a gain in the Company's Consolidated Statements of Operations. At June 30, 2003, the CPR shareholders exercised their put option and the Company paid approximately $1.4 million to settle $2.0 million of the $6.0 million convertible note. A gain of $558,000 has been recorded in the second quarter of 2003 in the Company's Consolidated Statements of Operations. In the first quarter of 2004, the CPR shareholders again exercised their put option and the Company paid approximately $750,000 to settle $1.0 million of the remaining note amount. A gain of approximately $250,000 will be recorded in the first quarter of 2004 in the Company's Consolidated Statements of Operations.

The Company's primary cash needs on both a short-term and long-term basis are for the payment of salaries and fringe benefits, hiring and recruiting expenses, business development costs, capital expenditures, acquisitions and facility-related expenses. The Company believes that its existing capital resources, together with cash flows from operations and borrowing capacity under the Facility and the Multicurrency Facility, will be sufficient to meet its foreseeable cash needs. In the future, the Company will continue to consider acquiring businesses to enhance its service offerings, therapeutic base and global presence. Any such acquisitions may require additional external financings and the Company may from time to time seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurance that such financings will be available on terms acceptable to the Company.

Contractual Obligations

Future minimum payments for all contractual obligations for years subsequent to December 31, 2003 are as follows:

(In thousands)	2004	2005-2006	2007-2008	After 2008	Total
Capital lease obligations, including interest	$ 879	$ 907	$ 48	$ —	$ 1,834
Operating leases	6,721	12,174	10,359	4,880	34,134
Debt payments	3,000	6,000	750	—	9,750
Convertible note	—	4,000	—	—	4,000
Total	$ 10,600	$ 23,081	$ 11,157	$ 4,880	$ 49,718

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States requires management to make significant estimates and assumptions that affect the reported Consolidated Financial Statements for a particular period. Actual results could differ from those estimates.

Revenue Recognition

The majority of the Company's net service revenues are based on fixed-price contracts calculated on a percentage-of-completion basis based upon assumptions regarding the estimated total costs for each contract. Costs are incurred for each project and compared to the estimated budgeted costs for each contract to determine a percentage of completion on the project. The percentage of completion is multiplied by the total contract value to determine the amount of revenue recognized. Management periodically reviews the budget on each contract to determine if the budgeted amounts are correct, and budgets are adjusted as needed. As the work progresses, original estimates might be changed due to changes in the scope of the work. When estimates indicate a loss, such loss is provided in the current period in its entirety. The Company attempts to negotiate contract amendments with the sponsor to cover services provided outside the terms of the original contract. However, there can be no guarantee that the sponsor will agree to proposed amendments, and the Company ultimately bears the risk of cost overruns.

Amendments to contracts resulting in revisions to revenues and costs are recognized in the period in which the revisions are negotiated. Included in accounts receivable are unbilled accounts receivable, which represent revenue recognized in excess of amounts billed.

As the Company provides services on projects, the Company also incurs third-party and other pass-through costs, which are typically reimbursable by its customers pursuant to the contract. In certain contracts, however, these costs are fixed by the contract terms. In these contracts, the Company is at risk for costs incurred in excess of the amounts fixed by the contract terms. In these instances, the Company recognizes these costs as direct costs with corresponding net service revenues. Excess costs incurred above the contract terms would negatively affect the Company's gross margin.

Accounts Receivable/Allowance for Doubtful Accounts

Billed accounts receivable represent amounts for which invoices have been sent to customers. Unbilled accounts receivable are amounts recognized as revenue for which invoices have not yet been sent to customers. Advance billings represent amounts billed or payment received for which revenues have not yet been earned. The Company maintains an allowance for doubtful accounts receivable based on historical evidence of accounts receivable collections and specific identification of accounts receivable that might pose collection problems. If the Company is unable to collect all or part of its outstanding receivables, there could be a material impact to the Company's Consolidated Results of Operations or financial position.

Long-Lived Assets

The Company analyzes goodwill and other indefinite-lived intangible assets to determine any potential impairment loss on an annual basis, unless conditions exist that require an updated analysis on an interim basis. A fair value approach is used to test goodwill for impairment. The goodwill impairment testing involves the use of estimates related to the fair market value of the reporting unit and is inherently subjective. An impairment charge is recognized for the amount, if any, by which the carrying amount of goodwill exceeds fair value. In 2002, the Company recorded a goodwill impairment charge of $67.7 million. At December 31, 2003 the fair value of the Company exceeded the carrying value, resulting in no goodwill impairment charge. In addition, the Company has a $15 million indefinite lived intangible asset representing one customer relationship acquired in the Company's acquisition of CPR. The intangible asset is evaluated each reporting period to determine whether events or circumstances continue to support an indefinite useful life.

Internally Developed Software

The Company capitalizes costs incurred to internally develop software used primarily in the Company's proprietary clinical trial and data management systems, and amortizes these costs over the useful life of the product, not to exceed five years. Internally developed software represents software in the application development stage, and there is no assurance that the software development process will produce a final product for which the fair value exceeds its carrying value. Internally developed software is an intangible asset subject to impairment write-downs whenever events indicate that the carrying value of the software may not be recoverable. As with other long-lived assets, this asset is reviewed at least annually to determine the appropriateness of the carrying value of the asset. Assessing the fair value of the internally developed software requires estimates and judgment on the part of management.

Tax Valuation Allowance

The Company estimates its tax liability based on current tax laws in the statutory jurisdictions in which it operates. Because the Company conducts business on a global basis, its effective tax rate has and will continue to depend upon the geographic distribution of its pre-tax earnings (losses) among jurisdictions with varying tax rates. These estimates include judgments about deferred tax assets and liabilities resulting from temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. The Company has assessed the realization of deferred tax assets and a valuation allowance has been established based on an assessment that it is more likely than not that realization cannot be assured. The ultimate realization of this tax benefit is dependent upon the generation of sufficient operating income in the respective tax jurisdictions. If estimates prove inaccurate or if the tax laws change unfavorably, significant revisions in the valuation allowance may be required in the future.

Additional Considerations

On July 15, 2002, two of the Company's major customers, Pharmacia Corp. and Pfizer Inc., announced plans to merge in a stock-for-stock transaction. The merger closed in the second quarter of 2003. Pharmacia and Pfizer combined represent approximately 27% and 29% of the Company's net service revenues for the years ended December 31, 2003 and 2002, respectively, and approximately 35% and 31% of the Company's December 31, 2003 and 2002, signed backlog. During the second quarter of 2003, the Company identified a change, coinciding with the completion of the announced merger, in the levels of business received from the combined Pfizer company. Although the level of new business awards from Pfizer increased during the second half of 2003 compared to the first half, particularly the second quarter, of 2003, the level of awards received has not reached pre-merger levels. The Company believes that the level of business from Pfizer will continue to increase in 2004, but there is no assurance that the level of business received will meet or exceed the business amounts the Company received from Pharmacia Corp. and Pfizer Inc. in periods prior to the merger. If the level of business does not return to levels experienced prior to the merger, failure to replace this business would have a negative impact on the Company's results of operations and financial position in future years.

New Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures certain types of financial instruments that have characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the standard on July 1, 2003. The adoption of SFAS No. 150 had no material effect on the Company's Consolidated Balance Sheet or Statements of Operations.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 will require the consolidation of a variable interest entity whereby an enterprise will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. In December 2003, the FASB issued FIN 46R, Consolidation of Variable Interest Entities, an interpretation of ARB 51 (as revised December 2003). The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (Variable Interest Entities) and how to determine when and which business enterprise should consolidate the Variable Interest Entity (the Primary Beneficiary). The disclosure requirements of FIN 46R are required in all financial statements issued after March 15, 2004, if certain conditions are met. The Company does not have any variable interest entities and therefore, FIN 46R did not impact its financial statements.

In November 2002, the FASB issued Interpretation No. 45 or FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statement Nos. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of FASB Statement No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor, must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45. The adoption FIN 45 had no material effect on the Company's Consolidated Financial Statements.

Cautionary Statement for Forward-Looking Information

Certain statements contained in this Annual Report that are not historical facts constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, and are intended to be covered by the safe harbors created by that Act. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed or implied. Any forward-looking statement speaks only as of the date made. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

Statements concerning expected financial performance, on-going business strategies and possible future action which the Company intends to pursue to achieve strategic objectives constitute forward-looking information. Implementation of these strategies and the achievement of such financial performance are each subject to numerous conditions, uncertainties and risk factors. Factors which could cause actual performance to differ materially from these forward-looking statements include, without limitation, factors discussed in conjunction with a forward-looking statement, changes in general economic conditions, competitive factors, outsourcing trends in the pharmaceutical industry, changes in the financial conditions of the Company's customers, potential mergers and acquisitions in the pharmaceutical industry, the Company's ability to manage growth, the Company's ability to complete additional acquisitions and to integrate newly acquired businesses, the Company's ability to penetrate new markets, competition and consolidation within the industry, the ability of joint venture businesses to be integrated with the Company's operations, the fixed price nature of contracts or the loss of large contracts, cancellation or delay of contracts, the progress of ongoing projects, cost overruns, fluctuations in the Company's sales cycle, the ability to maintain large customer contracts or to enter into new contracts, the effects of exchange rate fluctuations, the carrying value of and impairment of the Company's investments and the other risk factors set forth in the Company's filings with the Securities and Exchange Commission, copies of which are available upon request from the Company's investor relations department. The Company's growth and ability to achieve operational and financial goals is dependent upon its ability to attract and retain qualified personnel. If the Company fails to hire, retain and integrate qualified personnel, it will be difficult for the Company to achieve its financial and operational goals. No assurance can be given that the Company will be able to realize the net service revenues included in backlog and verbal awards. The Company believes that its aggregate backlog and verbal awards are not necessarily meaningful indicators of future results.

Market Risk

Foreign Currency

The Company operates on a global basis and is therefore exposed to various types of currency risks. Two specific transaction risks arise from the nature of the contracts the Company executes with its customers. From time to time contracts are denominated in a currency different than the particular local currency. This contract currency denomination issue is applicable only to a portion of the contracts executed by the Company. The first risk occurs as revenue recognized for services rendered is denominated in a currency different from the currency in which the subsidiary's expenses are incurred. As a result, the subsidiary's net service revenues and resultant net income can be affected by fluctuations in exchange rates. Historically, fluctuations in exchange rates from those in effect at the time contracts were executed have not had a material effect upon the Company's consolidated financial results.

The second risk results from the passage of time between the invoicing of customers under these contracts and the ultimate collection of customer payments against such invoices. Because the contract is denominated in a currency other than the subsidiary's local currency, the Company recognizes a receivable at the time of invoicing at the local currency equivalent of the foreign currency invoice amount. Changes in exchange rates from the time the invoice is prepared until the payment from the customer is received will result in the Company receiving either more or less in local currency than the local currency equivalent of the invoice amount at the time the invoice was prepared and the receivable established. This difference is recognized by the Company as a foreign currency transaction gain or loss, as applicable, and is reported in Other Income (Expense) in the Consolidated Statements of Operations.

The Company's consolidated financial statements are denominated in U.S. dollars. Accordingly, changes in exchange rates between the applicable foreign currency and the U.S. dollar will affect the translation of each foreign subsidiary's financial results into U.S. dollars for purposes of reporting consolidated financial statements. The Company's foreign subsidiaries translate their financial results from local currency into U.S. dollars as follows: income statement accounts are translated at average exchange rates for the period; balance sheet asset and liability accounts are translated at end of period exchange rates; and equity accounts are translated at historical exchange rates. Translation of the balance sheet in this manner affects the shareholders' equity account referred to as the foreign currency translation adjustment account. This account exists only in the foreign subsidiaries' U.S. dollar balance sheet and is necessary to keep the foreign subsidiaries' balance sheet stated in U.S. dollars in balance. Foreign currency translation adjustments, reported as a separate component of shareholders' equity were $1.2 million at December 31, 2003 compared to ($1.5) million at December 31, 2002.

Interest Rates

The Company is exposed to changes in interest rates on its available for sale securities and amounts outstanding under the Facility and Multicurrency Facility. Available for sale securities are recorded at fair value in the consolidated financial statements. These securities are exposed to market price risk, which also takes into account interest rate risk. At December 31, 2003, the potential loss in fair value resulting from a hypothetical decrease of 10% in quoted market price would be approximately $888,000.

In July 2002, the Company entered into an interest rate swap agreement with the intent of managing the interest rate risk on its five-year term loan. Interest rate swap agreements are contractual agreements between two parties for the exchange of interest payment streams on a principal amount and an agreed-upon fixed or floating rate, for a defined period of time. See discussion of debt in the Liquidity and Capital Resources section of the Management's Discussion and Analysis of Financial Condition and Results of Operations.

Consolidated Statements of Operations

(In thousands, except per share data) For the years ended December 31,	2003	2002	2001
Net service revenues	[illegible]	$ 165,173	$ 154,302
Reimbursable out-of-pocket revenues	[illegible]	48,841	40,197
Total revenues	[illegible]	214,014	194,499
Cost and expenses:			
Direct costs	[illegible]	98,438	93,729
Reimbursable out-of-pocket costs	[illegible]	48,841	40,197
Selling, general and administrative	[illegible]	48,646	44,047
Depreciation and amortization	[illegible]	8,347	9,988
Employee severance and office consolidation costs	[illegible]	408	(766)
Goodwill impairment		67,745	—
Total costs and expenses	[illegible]	272,425	187,195
Income (loss) from operations	[illegible]	(58,411)	7,304
Other income (expense):			
Interest income	[illegible]	534	903
Interest expense	[illegible]	(1,219)	(877)
Other	[illegible]	(61)	23
Investment impairment	[illegible]	(1,938)	—
Gain on debt extinguishment	[illegible]	—	—
Total other income (expenses)	[illegible]	(2,684)	49
Income (loss) before income taxes	[illegible]	(61,095)	7,353
Income taxes	[illegible]	(6,295)	3,147
Net income (loss)	[illegible]	$ (54,800)	$ 4,206
Income (loss) per share data:			
Basic:			
Net income (loss) per share	[illegible]	$ (4.30)	$ 0.34
Weighted average shares	[illegible]	12,734	12,251
Diluted:			
Net income (loss) per share	[illegible]	$ (4.30)	$ 0.33
Weighted average shares	[illegible]	12,734	12,858

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(In thousands, except per share data)

December 31,	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ [illegible]	$ 12,671
Restricted cash	[illegible]	—
Available for sale securities	[illegible]	17,304
Accounts receivable	[illegible]	47,050
Other current assets	[illegible]	7,343
Total current assets	[illegible]	84,368
Property and equipment, net	[illegible]	19,028
Goodwill	[illegible]	22,033
Other finite-lived intangible assets	[illegible]	—
Other indefinite-lived intangible assets	[illegible]	15,000
Long-term deferred tax asset	[illegible]	5,933
Other assets	[illegible]	9,035
Total assets	$ [illegible]	**$ 155,397**
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of obligations under capital leases	$ [illegible]	$ 843
Current portion of amounts outstanding under credit facilities	[illegible]	3,000
Trade payables	[illegible]	5,883
Advance billings	[illegible]	22,313
Other accrued liabilities	[illegible]	10,878
Total current liabilities	[illegible]	42,917
Obligations under capital leases, less current portion	[illegible]	1,643
Convertible note	[illegible]	6,000
Long-term debt	[illegible]	9,750
Deferred income taxes payable	[illegible]	33
Other liabilities	[illegible]	694
Total liabilities	[illegible]	61,037
Commitments and contingencies		
Shareholders' equity:		
Preferred stock—no par value; 100,000 shares authorized; none issued and outstanding		
Common stock—no par value; 45,000,000 shares authorized; 13,079,912 and 12,861,510 shares issued and 13,060,015 and 12,841,613 outstanding at December 31, 2003 and 2002, respectively	[illegible]	75
Additional paid-in capital	[illegible]	134,266
Accumulated deficit	[illegible]	(37,478)
Accumulated other comprehensive income (loss):		
Net unrealized holding gains (losses) on available for sale securities		(6)
Unrealized loss on interest rate swap	[illegible]	(566)
Foreign currency translation adjustment	[illegible]	(1,538)
Total accumulated other comprehensive income (loss)	[illegible]	(2,110)
Less: cost of common stock held in treasury, 19,897 shares at December 31, 2003 and 2002	[illegible]	(393)
Total shareholders' equity	[illegible]	94,360
Total liabilities and shareholders' equity	$ [illegible]	**$ 155,397**

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except share data)	common stock number of shares	common stock amount	additional paid-in capital	treasury stock	(accumulated deficit) retained earnings	accumulated other comprehensive income (loss)	total shareholders' equity	comprehensive income (loss)
Balance, January 1, 2001	11,763,307	$75	$ 122,725		$ 13,116	$ (3,046)	$ 132,870	
Net income					4,206		4,206	$ 4,206
Other comprehensive income:								
Foreign currency translation adjustment						(832)	(832)	(832)
Net unrealized holding gains on available for sale securities, net of tax						147	147	147
Reclassification adjustment for holding losses included in net income, net of tax						5	5	5
Comprehensive income								$ 3,526
Issuance of Common Stock for acquisition	374,665		3,873				3,873	
Issuance of Common Stock in connection with prior acquisition	84,450		796				796	
Shares issued under stock plans	176,984		1,197				1,197	
Income tax benefit from exercise of stock options			395				395	
Treasury stock transactions	(17,280)			(350)			(350)	
Balance, December 31, 2001	12,382,126	$75	$ 128,986	(350)	$ 17,322	$ (3,726)	$ 142,307	
Net loss					(54,800)		(54,800)	$ (54,800)
Other comprehensive income:								
Foreign currency translation adjustment						2,223	2,223	2,223
Net unrealized holding losses on available for sale securities, net of tax						(41)	(41)	(41)
Net unrealized holding losses on interest rate swap agreement						(566)	(566)	(566)
Comprehensive loss								$ (53,184)
Issuance of Common Stock for acquisition	314,243		4,092				4,092	
Shares issued under stock plans	147,861		913				913	
Income tax benefit from exercise of stock options			275				275	
Treasury stock transaction	(2,617)			(43)			(43)	
Balance at December 31, 2002	12,841,613	$75	$ 134,266	$ (393)	$ (37,478)	$ (2,110)	$ 94,360	

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except share data)	common stock: number of shares	common stock: amount	additional paid-in capital	treasury stock	(accumulated deficit) retained earnings	accumulated other comprehensive income (loss)	total shareholders' equity	comprehensive income (loss)
Net loss					(1,690)		(1,690)	$ (1,690)
Other comprehensive income:								
Foreign currency translation adjustment						2,708	2,708	2,708
Net unrealized holding gains on available for sale securities, net of tax						7	7	7
Net unrealized holding gains on interest rate swap agreement						216	216	216
Comprehensive income								$ 1,241
Shares issued under stock plans	218,402		684				684	
Income tax benefit from exercise of stock options			84				84	
Balance at December 31, 2003	**13,060,015**	**$75**	**$ 135,034**	**$ (393)**	**$ (39,168)**	**$ 821**	**$ 96,369**	

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands) For the years ended December 31,	2003	2002	2001
Cash flows from operating activities			
Net (loss) income		$ (54,800)	$ 4,206
Adjustments to reconcile net (loss) income to cash provided by operating activities:			
Depreciation and amortization		8,347	9,988
Goodwill and investment impairment		69,684	—
Deferred income taxes		(10,870)	382
Other		584	25
Gain on convertible note repayment		—	—
Changes in operating assets and liabilities, net of effects from acquisitions:			
Accounts receivable		14,421	(10,789)
Other current assets		(2,025)	2,785
Other assets		(136)	(105)
Investigator and project costs		1,724	252
Trade payables		(964)	1,262
Advance billings		455	(275)
Accrued liabilities and other		532	1,882
Net cash provided by operating activities		26,952	9,613
Cash flows from investing activities			
Purchase of available for sale securities		(48,989)	(40,587)
Proceeds from sale and maturity of available for sale securities		50,643	39,272
Acquisitions of property and equipment		(6,708)	(4,425)
Additions to internally developed software		(2,268)	(3,061)
Acquisitions of businesses, less cash acquired		(7,942)	(10,822)
Additional purchase price paid in connection with prior acquisition		(2,704)	(2,144)
Other		—	(5)
Net cash used in investing activities		(17,968)	(21,772)
Cash flows from financing activities			
Net (repayments) proceeds under credit facility		(1,902)	12,630
Payment of convertible note		—	—
Proceeds from issuance of Common Stock		383	656
Amounts payable – book overdraft		(401)	(665)
Payments on capital lease obligations		(818)	(850)
Other		58	—
Debt issue costs		(89)	(14)
Net cash (used in) provided by financing activities		(2,769)	11,757
Effects of exchange rates on cash and cash equivalents		440	(291)
Net increase (decrease) in cash and cash equivalents		6,655	(693)
Cash and cash equivalents			
Beginning of year		6,016	6,709
End of year		$ 12,671	$ 6,016

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands) **For the years ended December 31,**	**2003**		**2002**		**2001**	
Supplemental disclosure of cash flow information						
Cash paid during the year for interest	$	921	$	1,130	$	714
Cash paid (received) during the year for income taxes	$	1,227	$	5,758	$	(535)
Supplemental schedule of noncash investing and financing activities						
Acquisition of equipment under capital leases	$	339	$	1,107	$	1,735
Amounts accrued for contingent consideration pursuant to acquisition agreement	$	—	$	—	$	2,976
Treasury stock acquired in escrow settlement	$	—	$	(43)	$	(350)
Acquisitions of businesses:						
Fair value of assets acquired	$	3,806	$	19,165	$	16,507
Fair value of liabilities assumed or incurred		(222)		(1,131)		(1,812)
Stock issued		—		(4,092)		(3,873)
Convertible debt issued		—		(6,000)		—
Net cash payments	$	3,584	$	7,942	$	10,822

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Business and Significant Accounting Policies:

Nature of Business

Kendle International Inc. (the Company) is an international contract research organization (CRO) providing integrated clinical research services, including clinical trial management, clinical data management, statistical analysis, medical writing, regulatory consultation and organizational meeting management and publication services on a contract basis to the pharmaceutical and biotechnology industries. The Company has operations in North America, Latin America, Europe, Asia and Australia.

Principles of Consolidation and Organisation

The consolidated financial statements include the financial information of Kendle International Inc. and its wholly-owned subsidiaries. Investments in unconsolidated companies which are at least 20% owned and the Company can exercise significant influence but not control, are carried at cost plus equity in undistributed earnings since acquisition. Investments in unconsolidated companies, which are less than 20% owned and the Company cannot exercise significant influence, are carried at cost. There are no significant amounts on the Consolidated Balance Sheet related to investments in unconsolidated companies.

All intercompany accounts and transactions have been eliminated. The results of operations of the Company's wholly-owned subsidiaries have been included in the consolidated financial statements of the Company from the respective dates of acquisition.

Foreign Currency Translation

Assets and liabilities of the Company's wholly-owned subsidiaries are translated into U.S. dollars at year-end exchange rates. Income statement accounts are translated at average exchange rates for the year. These translation adjustments are recorded as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in the Consolidated Statements of Operations.

Cash and Cash Equivalents, Including Restricted Cash

Cash and cash equivalents consist of demand deposits and money market funds held with a financial institution, with an initial maturity of three months or less.

The Company maintains its demand deposits with certain financial institutions. The balance of one account from time-to-time exceeds the maximum U.S. federally insured amount. Additionally, there is no state insurance coverage on bank balances held in The Netherlands.

Cash and cash equivalents includes approximately $1.8 million in 2003 that is restricted as to its use. The restricted cash represents cash received from customers that is segregated in a separate Company bank account and available for use only for specific project related expenses, primarily investigator fees, upon authorization from the customer. There was no similar restriction on cash and cash equivalents in 2002.

Available for Sale Securities

Investments purchased with initial maturities greater than three months are classified as available for sale securities and consist of highly liquid debt securities. These securities are stated in the consolidated financial statements at market value. Realized gains and losses are included in the Consolidated Statements of Operations, calculated based on a specific identification basis. Unrealized gains and losses, net of tax, are reported as a separate component of shareholders' equity.

Revenue Recognition

Net service revenues are earned by performing services primarily under fixed-price contracts. Net service revenues from contracts are generally recognized on the percentage of completion method, measured principally by the total costs incurred as a percentage of estimated total costs for each contract. This method is used because management considers total costs incurred to be the best available measure of progress on these contracts. The estimated total costs of contracts are reviewed and revised periodically throughout the lives of the contracts with adjustment to revenues resulting from such revisions being recorded on a cumulative basis in the period in which the revisions are made. When estimates indicate a loss, such loss is provided in the current period in its entirety. Because of the inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates used will change in the near term and could result in a material change. Work is also performed under time-and-materials contracts, recognizing revenue as hours are worked based on the hourly billing rate for each contract. Additionally, the Company recognizes revenue under units-based contracts by multiplying units completed by the applicable contract per-unit price.

Direct costs consist of compensation and related fringe benefits for project-related associates, unreimbursed project-related costs and indirect costs including facilities, information systems, and other costs. Selling, general, and administrative costs are charged to expense as incurred.

Amendments to contracts resulting in revisions to revenues and costs are recognized in the period in which the revisions are negotiated. Included in accounts receivable are unbilled accounts receivable, which represent revenue recognized in excess of amounts billed. Advance billings represent amounts billed in excess of revenue recognized.

Concentration of Credit Risk

Accounts receivable represent amounts due from customers who are concentrated mainly in the pharmaceutical and biotechnology industries. The concentration of credit risk is subject to the financial and industry conditions of the Company's customers. The Company does not require collateral or other securities to support customer receivables. The Company monitors the creditworthiness of its customers, and credit losses have been immaterial and consistent with management's expectations. Management considers the likelihood of material credit risk exposure as remote. Refer to Note 16 for additional information regarding revenue concentration.

Long-Lived Assets

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed over estimated useful lives of two to ten years using the straight-line method. Repairs and maintenance are charged to expense as incurred. Upon disposition, the asset and the related accumulated depreciation are relieved and any gains or losses are reflected in the Consolidated Statements of Operations.

Equipment under capital leases is recorded at the present value of future minimum lease payments and is amortized over the estimated useful lives of the assets, not to exceed the terms of the related leases. Accumulated amortization on equipment under capital leases was $3.0 million and $2.2 million at December 31, 2003 and 2002, respectively.

The Company capitalizes costs incurred to internally develop software used primarily in the Company's proprietary clinical trial and data management systems, and amortizes these costs on a straight-line basis over the estimated useful life of the product, not to exceed five years. Unamortized software costs included in the consolidated balance sheets at December 31, 2003 and 2002 were $15.7 million and $14.0 million, respectively. The related accumulated amortization at December 31, 2003 and 2002 was $8.8 million and $6.0 million, respectively.

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," long-lived assets such as property, plant and equipment, software, and investments are reviewed for impairment whenever facts and circumstances indicate that the carrying value may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. The fair value is determined based on estimates of future cash flows, market value of similar assets, if available, or independent appraisals, if required. If the carrying amount of the long-lived asset is not recoverable from its undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and fair value of the asset.

Derivatives

From time to time, the Company may use derivative instruments to manage exposure to interest rates. Derivatives meeting the hedge criteria established by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, are recorded in the consolidated balance sheet at fair value at each balance sheet date. When the derivative is entered into, the Company designates whether or not the derivative instrument is an effective hedge of an asset, liability or firm commitment and classifies the hedge as a cash flow hedge or a fair value hedge. If the hedge is determined to be an effective cash flow hedge, changes in the fair value of the derivative instrument are recorded as a component of other comprehensive income (loss). Changes in the value of fair value hedges are recorded in results of operations. In July of 2002, the Company entered into an interest rate swap agreement to fix the interest rate on its $15 million term loan. The swap is designated as a cash flow hedge. At December 31, 2003, approximately $350,000 has been recorded in Accumulated Other Comprehensive Income to reflect a decrease in the fair market value of the swap compared to approximately $566,000 at December 31, 2002.

Investigator and Project Costs

In addition to various contract costs previously described, the Company incurs costs, in excess of contract amounts, which are reimbursable by its customers. Emerging Issues Task Force (EITF) 01-14, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred", requires the Company to include amounts paid to investigators and other out-of-pocket costs as reimbursable out-of-pocket revenues and reimbursable out-of-pocket expenses in the Consolidated Statements of Operations. In certain contracts, these costs are fixed by the contract terms, so the Company recognizes these costs as part of net service revenues and direct costs.

Net Income (Loss) Per Share Data

Net income (loss) per basic share is computed using the weighted average common shares outstanding. Net income (loss) per diluted share is computed using the weighted average common shares and potential common shares outstanding.

The weighted average shares used in computing net income (loss) per diluted share have been calculated as follows:

(In thousands)	2003	2002	2001
Weight average common shares outstanding	12,978	12,734	12,251
Stock options		—	584
Contingently issuable shares		—	23
Weighted average shares	12,978	12,734	12,858

Options to purchase approximately 2,100,000 shares of common stock (approximately 1,900,000 shares of common stock equivalents) were outstanding during 2003 but were not included in the computation of earnings per diluted share because the effect would be antidilutive.

Options to purchase approximately 2,400,000 shares of common stock (approximately 1,400,000 shares of common stock equivalents) were outstanding during 2002 but were not included in the computation of earnings per diluted share because the effect would be antidilutive.

Options to purchase approximately 739,000 shares of common stock were outstanding during 2001 but were not included in the computation of earnings per diluted share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

Income Taxes

The Company records deferred tax assets and liabilities based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the year in which the differences are expected to reverse. Management provides valuation allowances against deferred tax assets for amounts which are not considered more likely than not to be realized.

Stock Options

The Company accounts for stock options issued to associates in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Company recognizes expense based on the intrinsic value of the options. The Company has adopted disclosure requirements of SFAS No. 123 "Accounting for Stock-Based Compensation,", as amended by SFAS No.148, which requires compensation expense to be disclosed based on the fair value of the options granted at the date of grant.

The weighted average fair value of the options granted in 2003, 2002, and 2001 was estimated as $3.50, $6.32 and $16.97, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001
Expected dividend yield	0%	0%	0%
Risk-free interest rate	[illegible]	3.8%	4.7%
Expected volatility	69.8%	68.9%	67.4%
Expected holding period	[illegible] years	6.3 years	6.4 years

Had the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," for expense recognition purposes, the amount of compensation expense that would have been recognized in 2003, 2002, and 2001 would have been $4.7 million, $5.0 million and $3.6 million respectively. The Company's pro forma net income (loss) and pro forma net income (loss) per diluted share for 2003, 2002, and 2001 would have been reduced to the amounts below:

(In thousands, except per share data)	2003	2002	2001
Pro forma net income (loss)			
As reported	$ [illegible]	$ (54,800)	$ 4,206
Less: pro forma adjustment for stock-based compensation, net of tax	(3,489)	(3,979)	(2,631)
Pro forma net income (loss)	[illegible]	(58,779)	1,575
Pro forma net income (loss) per diluted share			
As reported	[illegible]	(4.30)	0.33
Pro forma	(2.46)	(4.62)	0.12
Effect of pro forma expense	(0.27)	(0.32)	(0.21)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150,"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement establishes standards for how an issuer classifies and measures certain types of financial instruments that have characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the standard on July 1, 2003. The adoption of SFAS No. 150 had no material effect on the Company's Consolidated Balance Sheet or Statements of Operations.

In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 will require the consolidation of a variable interest entity whereby an enterprise will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. In December 2003, the FASB issued FIN 46R, Consolidation of Variable Interest Entities, an interpretation of ARB 51 (as revised December 2003). The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (Variable Interest Entities) and how to determine when and which business enterprise should consolidate the Variable Interest Entity (the Primary Beneficiary). The disclosure requirements of FIN 46R are required in all financial statements issued after March 15, 2004, if certain conditions are met. The Company does not have any variable interest entities and therefore, FIN 46R did not impact its financial statements.

In November 2002, the FASB issued Interpretation No. 45 or FIN 45,"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statement Nos. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of FASB Statement No. 5,"Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 requires that upon issuance of a guarantee, the guarantor, must recognize a liability for the fair value of the obligation it assumes under that guarantee.The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. FIN 45's provisions for initial recognition and measurement should be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end.The guarantor's previous accounting for guarantees that were issued before the date of FIN 45's initial application may not be revised or restated to reflect the effect of the recognition and measurement provisions of FIN 45.The adoption FIN 45 had no material effect on the Company's consolidated financial statements.

2. Available For Sale Securitites:

The fair value of available for sale securities is estimated based on quoted market prices. Information related to the Company's available for sale securities at December 31, 2003 and 2002 is as follows:

(In thousands)	Amortized Cost	Unrealized Gain (loss)	Fair Value
2003:			
Debt securities:			
Corporate-backed securities	$ 8,880	$ 1	$ 8,881
2002:			
Debt securities:			
Mortgage-backed securities	$ 17,310	$ (6)	$ 17,304

At December 31, 2003 all debt securities have contractual maturities of one year or less.

Proceeds from the sales or maturities of investments in securities were $56.1 million, $50.6 million and $39.3 million in 2003, 2002, and 2001, respectively. There were no gross gains or losses realized on these sales for the years ended December 31, 2003, and 2002. For the year ended December 31, 2001, the Company realized $8,500 of gross losses on these sales.

3. Fair Value Of Financial Instruments:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, available for sale securities, amounts outstanding under credit facility, and notes payable, approximate their fair value.

4. Accounts Receivable:

Accounts receivable are billed when certain milestones defined in customer contracts are achieved. All unbilled accounts receivable are expected to be collected within one year.

(In thousands) December 31,	2003	2002
Billed	$ [illegible]	$ 28,125
Unbilled	[illegible]	18,925
	$ [illegible]	$ 47,050

The Company maintains an allowance for doubtful accounts receivable based on historical evidence of accounts receivable collections and specific identification of accounts receivable that might cause collection problems. The balance in allowance for doubtful accounts receivable was as follows:

Balance at 12/31/00	$ 194
Invoice write-offs	(28)
Acquired via acquisition	81
Additional expense	130
Balance at 12/31/01	$ 377
Invoice write-offs	(82)
Acquired via acquisition	149
Balance at 12/31/02	$ 444
Invoice write-offs	(8)
Additional expense	97
Balance at 12/31/03	$ 533

5. Property and Equipment:

Property and equipment is summarized as follows:

(In thousands) December 31,	2003	2002
Furnishings, equipment and other	$ [illegible]	$ 36,540
Equipment under capital leases	[illegible]	4,565
Less: accumulated depreciation and amortization	[illegible]	(22,077)
Property and equipment, net	$ [illegible]	$ 19,028

Depreciation expense for the years ended December 31, 2003, 2002, and 2001 was $5.4 million, $5.1 million, and $4.2 million, respectively.

6. Goodwill and Other Intangible Assets:

In accordance with SFAS No.142, "Goodwill and Other Intangible Assets," effective January 1, 2002 the Company discontinued the amortization of goodwill and other identifiable intangible assets that have indefinite useful lives. Intangible assets that have finite useful lives will continue to be amortized over their useful lives.

Net income and diluted earnings per share for 2001 excluding goodwill amortization would have been as follows:

(In thousands, except per share data)		Year ended 12/31/01
Net income as reported	$	4,206
Add: Goodwill amortization, net of tax benefit		2,461
Adjusted net income		6,667
Basic Earnings Per Share:		
Reported net income per share	$	0.34
Goodwill amortization, net of tax		0.20
Adjusted net income per share	$	0.54
Diluted Earnings Per Share:		
Reported net income per share	$	0.33
Goodwill amortization, net of tax		0.19
Adjusted net income per share	$	0.52

In accordance with SFAS No. 142, goodwill is evaluated on an annual basis for impairment at the reporting unit level. Such evaluation is based on a two-step test starting with a comparison of the carrying amount of the reporting unit to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds the fair value, the second phase of the test measures the impairment.

The Company has identified the reporting unit as the company as a whole. The Company analyzed goodwill for impairment by comparing the carrying amount of the Company to the fair value of the Company. The fair value of the Company was calculated based on the Income Approach, which uses discounted cash flows, as well as public information regarding the market capitalization of the Company.

The Company completed the testing in the fourth quarter of 2003. The fair value of the Company exceeded the carrying value, resulting in no goodwill impairment for 2003.

In the fourth quarter of 2002, the Company determined that goodwill was impaired and recognized an impairment loss of $67.7 million in the fourth quarter of 2002. The impairment charge is presented as a separate line item as a component of loss from operations in the Company's Consolidated Statements of Operations.

Non-amortizable intangible assets at December 31, 2003 and December 31, 2002 are composed of:

(In thousands)		Goodwill		Indefinite-lived intangible
Balance at 12/31/01	$	86,094	$	—
Additional amount acquired		2,929		15,000
Impairment charge		(67,745)		—
Foreign currency fluctuations		1,418		—
Adjustment of accrued contingent consideration		(288)		—
Tax benefit to reduce goodwill		(375)		—
Balance at 12/31/02	$	22,033	$	15,000
Additional amount acquired		1,932		—
Foreign currency fluctuations		1,828		—
Tax benefit to reduce goodwill		(389)		—
Balance at 12/31/03	**$**	**25,404**	**$**	**15,000**

The Company acquired $1.9 million of goodwill in 2003 resulting from the acquisition of Estadisticos y Clinicos Asociados, S.A. (ECA). The asset allocation for this acquisition is preliminary and is subject to revisions. The goodwill acquired is deductible for income tax purposes. Approximately $1.6 million of the goodwill is immediately deductible with the remainder deductible over a 15 year period.

The Company acquired $2.9 million of goodwill in 2002 resulting from the acquisition of Clinical and Pharmacologic Research, Inc. (CPR). The goodwill and the intangible asset acquired in the acquisition are deductible for income tax purposes over a 15-year period.

The $15 million intangible asset represents one customer relationship acquired in the Company's acquisition of CPR, the fair value of which was determined by management based on a third party valuation. The nature of this identifiable intangible asset was reviewed at the end of 2002 and 2003 and the determination was made that the original indefinite life remains appropriate. The contract was determined to have an indefinite useful life based on a number of factors, including the unique nature of the services provided by CPR, high barriers to entry to a competitor, and the long-term historical relationship between CPR and its sole customer without material modifications to the terms of the arrangement and without substantial cost of renewal. The intangible asset will continue to be evaluated each reporting period to determine whether events or circumstances continue to support an indefinite useful life.

Amortizable intangible assets at December 31, 2003 and December 31, 2002 are composed of:

(In thousands)	Customer Relationships	Non-Compete Agreements
Balance at 12/31/02	$ —	$ —
Additional amount acquired	400	460
2003 amortization	(11)	(28)
Total	$ 389	$ 432

Amortization expense for the next five years relating to these amortizable intangible assets is estimated to be as follows:

(In thousands)	
2004	$ 156
2005	$ 153
2006	$ 149
2007	$ 117
2008	$ 28

For further detail regarding the amortizable assets acquired during 2003, see Note 13, Acquisitions.

7. Other Accrued Liabilities:

Other accrued liabilities at December 31, 2003 and 2002 consisted of the following:

(In thousands) December 31,	2003	2002
Accrued compensation and related payroll withholdings and taxes	[illegible]	$ 4,997
Amounts payable - book overdraft	[illegible]	101
Other	[illegible]	5,780
	[illegible]	$ 10,878

8. Debt:

In June 2002, the Company entered into an Amended and Restated Credit Agreement (the "Facility") that replaced the previous credit facility that would have expired in October 2003. The Facility is composed of a revolving credit loan that expires in three years and a $15.0 million term loan that matures in five years. The Facility is in addition to an existing $5.0 million Multicurrency Facility that is renewable annually and is used in connection with the Company's European operations. The revolving credit loan bears interest at a rate equal to either (a) The Eurodollar Rate plus the Applicable Percentage (as defined) or (b) the higher of the Federal Fund's Rate plus 0.5% or the Bank's Prime Rate. The $15.0 million term loan bears interest at a rate equal to the higher of the Federal Funds Rate plus 0.5% and the Prime Rate or an Adjusted Eurodollar Rate.

Under terms of the Facility, revolving loans are convertible into term loans within the Facility if used for acquisitions. The Facility contains various restrictive financial covenants, including the maintenance of certain fixed coverage and leverage ratios.

At March 31, 2003, the Company fell below the minimum permitted Fixed Charge coverage ratio. The Company and the banks amended the minimum permitted Fixed Charge coverage ratio for the first quarter of 2003 and future periods. In addition, changes as part of the amendment include, but are not limited to, the following:

- The amount available under the revolving credit loan is reduced from $23 million to the lesser of $10 million or 50% of the Company's Eligible Receivables, as defined.

- Until the Company's Fixed Charge Coverage Ratio returns to levels specified in the original agreement, the applicable percentage applied to the interest rate on the Company's borrowing under the Facility is increased by 0.75%.

- The term loan is collateralized by a pledge of the Company's domestic cash and cash equivalents and any amounts outstanding under the revolving credit loan are collateralized by the Company's Eligible Receivables, as defined, and any remaining domestic cash and cash equivalents above the amounts pledged as security under the term loan.

- The Company must maintain a ratio of cash, cash equivalents and available for sale securities held in the United States to principal amounts outstanding under the Company's term loan of at least 1.1 to 1.0.

In the third quarter of 2003 the Company reached an agreement in principle with the banks to amend the Fixed Charge Coverage ratio from a rolling four quarters calculation to a calculation based on the results of each individual quarter. The amendment was fully executed in the fourth quarter. The Company is in compliance with the financial covenants contained in the Facility (as amended) as of December 31, 2003.

The $5.0 million Multicurrency Facility is composed of a euro overdraft facility up to the equivalent of $3.0 million and a pound sterling overdraft facility up to the equivalent of $2.0 million. This Multicurrency Facility bears interest at a rate equal to either (a) the rate published by the European Central Bank plus a margin (as defined) or (b) the Bank's Base Rate (as determined by the bank having regard to prevailing market rates) plus a margin (as defined).

At December 31, 2003, no amounts were outstanding under the Company's revolving credit loan, $9.8 million was outstanding under the term loan, and no amounts were outstanding under the $5.0 million Multicurrency Facility. Interest is payable on the term loan at a rate of 6.57%. Principal payments of $750,000 are due on the term loan on the last business day of each quarter through March 2007.

Effective July 1, 2002, the Company entered into an interest rate swap agreement to fix the interest rate on the $15.0 million term loan. The swap is designated as a cash flow hedge under the guidelines of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Under the swap agreement, the interest rate on the term loan is fixed at 4.32% plus the applicable margin (currently 2.25%). The swap is in place through the life of the term loan, ending on March 31, 2007. Changes in fair market value of the swap are recorded in Accumulated Other Comprehensive Loss on the Consolidated Balance Sheet. At December 31, 2003, approximately $351,000 has been recorded in Accumulated Other Comprehensive Loss to reflect a decrease in the fair market value of the swap compared to approximately $566,000 at December 31, 2002.

With the acquisition of CPR, the Company entered into a $6.0 million convertible note payable to the shareholders of CPR. The principal balance is convertible at the holders' option into 314,243 shares of the Company's Common Stock at any time through January 29, 2005 (the Maturity Date). If the note has not been converted at the Maturity Date, the Company has the option to extend the Maturity Date of the note for another three years. The note bears interest at an annual rate of 3.80% from January 29, 2002 through the Maturity Date. Interest is payable semi-annually. If the Maturity Date is extended, the interest rate will be reset on January 29, 2005 at an annual rate of interest equal to the yield of a three-year United States Treasury Note.

In June of 2003, the Company and the shareholders of CPR entered into Note Prepayment Agreements. Under the Note Prepayment Agreements, the Company agreed to satisfy its payment obligations under the $6.0 million convertible note by making a series of four payments between June 30, 2003 and January 10, 2005. The four payments are to be initiated either by the Company through the exercise of a "call" option or by the CPR shareholders through the exercise of a "put" option. If the four put or call options are exercised, the Company would pay $4.5 million to fully settle the $6.0 million note. Gains resulting from this early extinguishment of debt will be recorded when paid as a gain in the Company's Consolidated Statements of Operations. At June 30, 2003, the CPR shareholders exercised their put option and the Company paid approximately $1.4 million to settle $2.0 million of the $6.0 million convertible note. A gain of $558,000 has been recorded in the second quarter of 2003 in the Company's Consolidated Statements of Operations. In the first quarter of 2004, the CPR shareholders again exercised their put option and the Company paid approximately $750,000 to settle $1.0 million of the remaining note amount. A gain of approximately $250,000 will be recorded in the first quarter of 2004 in the Company's Consolidated Statements of Operations.

9. Employee Severance and Office Consolidation Costs:

In August, 2003, the Company initiated a workforce realignment plan which immediately eliminated approximately 65 positions from its global workforce. In the third quarter of 2003, the Company recorded a pre-tax charge of approximately $897,000 for severance and outplacement benefits relating to this workforce realignment. Approximately $882,000 was paid during the third and fourth quarter of 2003 and approximately $15,000 remains accrued and is reflected in Other Accrued Liabilities on the Company's Consolidated Balance Sheet. The remaining $15,000 is expected to be paid out in the first quarter of 2004. Costs relating to this program are reflected in the line item entitled Employee Severance and Office Consolidation Costs in the Company's Consolidated Statements of Operations.

In order to bring its cost structure more in line with the then current revenue projections, in the first quarter of 2003, the Company recorded a pre-tax charge of approximately $690,000 for severance and outplacement benefits relating to a workforce reduction program which impacted approximately 17 employees. In the second quarter of 2003, the Company recorded an adjustment to reduce this charge by $106,000 as a result of lower than expected severance costs related to the workforce reduction. No amounts remain accrued at December 31, 2003. Costs relating to this program are reflected in the line item entitled Employee Severance and Office Consolidation Costs in the Company's Consolidated Statements of Operations.

On August 29, 2002, the Company committed to a plan that consolidated its three New Jersey offices into one central office, located in Cranford, New Jersey. At that time, the Company maintained separate offices in Princeton, Cranford and Ft. Lee, New Jersey. The leases in the Ft. Lee and Princeton offices expired during the fourth quarter of 2002 and the first quarter of 2003, respectively. The Company vacated these offices in the fourth quarter in advance of the expiration of each of the respective office leases. As part of this plan, the Company eliminated approximately 22 full-time positions.

In connection with the office consolidation, the Company recorded a pre-tax charge of $321,000 in the third quarter of 2002, consisting primarily of facility lease costs and severance and outplacement costs. In the first quarter of 2003, the Company incurred an additional $52,000 in costs relating to the office consolidation. As of December 31, 2003, $10,000 remains accrued and is reflected in Other Accrued Liabilities in the Company's Consolidated Balance Sheet. The remaining $10,000 is expected to be paid out in the first quarter of 2004.

(In thousands)	Employee Severance	Facilities	Other	Total
Liability at December 31, 2001	$ —	$ —	$ —	$ —
Amounts accrued	172	97	52	321
Amounts paid	(99)	(53)	(12)	(164)
Liability at December 31, 2002	$ 73	$ 44	$ 40	$ 157
Amounts accrued	1,639	—	—	1,639
Amounts paid	(1,568)	(25)	—	(1,593)
Non-cash charge	—	(4)	—	(4)
Adjustment to liability	(129)	(15)	(30)	(174)
Liability at December 31, 2003	$ 15	$ —	$ 10	$ 25

10. Employee Benefit Plans:

401(k) Plan

The Company maintains a 401(k) retirement plan covering substantially all U.S. associates who have completed at least six months of service and meet minimum age requirements. In the first half of 2001, the Company made a matching contribution of 25% of each participant's contribution of up to 6% of salary. For the second half of 2001 and subsequent periods, the matching contribution was increased to 50% of each participant's contribution of up to 6% of salary. The Company's matching contributions to this plan totaled approximately $1,144,000, $989,000, and $570,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan (the Purchase Plan) which is intended to provide eligible employees an opportunity to acquire the Company's Common Stock. Participating employees have the option to purchase shares at 85% of the lower of the fair market value of the Common Stock on the first or last day of the Purchase Period. The Purchase Period is defined as the twelve month period beginning on July 1 of each year. The Purchase Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended. The Board of Directors has reserved 500,000 shares of Common Stock for issuance under the Purchase Plan. During 2003, 2002, and 2001, respectively, 63,812, 38,098, and 60,579 shares were purchased under the Purchase Plan. At December 31, 2003, 243,024 shares were available for issuance under the Purchase Plan.

Stock Option and Stock Incentive Plan

In 1997, the Company established the 1997 Stock Option and Stock Incentive Plan (the 1997 Plan) that provides for the grant of up to 1,000,000 options to acquire the Company's Common Stock, consisting of both incentive and non-qualified stock options. In April 2000, shareholders approved an amendment to the 1997 Plan increasing the number of stock options that can be granted to 3,000,000. Participation in the 1997 Plan is at the discretion of the Board of Director's Management Development and Compensation Committee. Prior to August 2002, the 1997 Plan was administered by the Board of Director's Compensation Subcommittee. The exercise price of incentive stock options granted under the 1997 Plan must be no less than the fair market value of the Common Stock, as determined under the 1997 Plan provisions, at the date the option is granted (110% of fair market value for shareholders owning more than 10% of the Company's Common Stock). The exercise price of non-qualified stock options must be no less than 95% of the fair market value of the Common Stock at the date the option is granted. The vesting provisions of the options granted under the 1997 Plan are determined at the discretion of the Management Development and Compensation Committee. The options generally expire either 90 days after termination of employment or, if earlier, ten years after date of grant. No options under this 1997 plan can be granted after August 2007. The Company has reserved 3,000,000 shares of Common Stock for the 1997 Plan, of which 1,058,376 are available for grant at December 31, 2003.

The 1997 Plan replaced a similar plan under which 213,683 options were outstanding at December 31, 2003.

Aggregate stock option activity during 2003, 2002, and 2001 was as follows:

	Shares	Weighted Average Exercise Price
Options outstanding at 12/31/00	**1,576,032**	**$ 9.56**
Granted	774,680	18.29
Canceled	(310,390)	12.83
Exercised	(112,330)	5.56
Options outstanding at 12/31/01	**1,927,992**	**12.62**
Granted	804,700	9.60
Canceled	(247,916)	15.41
Exercised	(105,909)	3.60
Options outstanding at 12/31/02	**2,378,867**	**11.84**
Granted	329,300	5.72
Canceled	(498,353)	12.26
Exercised	(137,511)	1.40
Options outstanding at 12/31/03	**2,072,303**	**11.24**

Options Outstanding

Range of Exercise Price	Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.91 - $3.10	231,683	2.8	$ 1.54
$3.11 - $6.20	197,300	9.5	5.00
$6.21 - $9.30	633,760	7.8	8.18
$9.31 - $12.40	251,620	7.2	9.99
$12.41 - $15.50	176,120	4.7	13.66
$15.51 - $21.70	479,000	7.5	19.57
$21.70 - $31.00	102,820	3.6	24.09

Options Exercisable

Range of Exercise Price	Options Exercisable December 31, 2003	Weighted Average Exercised Price
$0.91 - $3.10	212,257	$ 1.59
$3.11 - $6.20	35,000	5.99
$6.21 - $9.30	188,880	8.41
$9.31 - $12.40	133,960	10.18
$12.41 - $15.50	138,272	13.95
$15.51 - $21.70	192,280	19.51
$21.70 - $31.00	100,820	24.11
	1,001,469	11.59

At December 31, 2002, 850,593 options were exercisable with a weighted-average exercise price of $10.60. At December 31, 2001, 654,587 options were exercisable with a weighted-average exercise price of $8.98.

Effective October 1, 2002 the Company granted awards of restricted shares to certain executives pursuant to the 1997 Plan. Such shares vest ratably over a three year period, with shares restricted from transfer until vesting. If a participant ceases to be an eligible employee prior to the lapsing of transfer restrictions, such shares return to the Company without consideration. As of December 31, 2003, 24,500 restricted shares were originally issued, 7,000 of which had vested. There were no additional restricted shares granted in 2003.

11. Commitments and Contingencies:

Leases:

The Company leases facilities, office equipment and computers under agreements which are classified as either capital or operating leases. The leases have initial terms which range from two to seven years, with eight facility leases that have provisions to extend the leases for an additional three to five years. Future minimum payments, by year and in the aggregate, net of sublease income, under non-cancelable capital and operating leases with initial or remaining terms of one year or more, are as follows at December 31, 2003:

(In thousands)	Capital Leases	Operating Leases
2004	$ 879	$ 6,721
2005	669	6,402
2006	238	5,772
2007	39	5,449
2008	9	4,910
Thereafter	—	4,880
Total minimum lease payments	1,834	$ 34,134
Amounts representing interest	(81)	
Present value of net minimum lease payments	1,753	
Current portion	827	
Obligations under capital leases, less current portion	$ 926	

The Company expects rental income from subleases of approximately $0.4 million per year from 2004 through 2005 and $0.1 million in 2006 based on a sublease agreement executed in June 2000.

Rental expense under operating leases for 2003, 2002, and 2001 was $5.7 million, $6.4 million, and $6.1, million, respectively.

Protective Compensation and Benefit Agreements

The Company has entered into Protective Compensation and Benefit Agreements with certain associates, including all Executive Officers of the Company. These Agreements, subject to annual review by the Company's Board of Directors, expire on December 31, 2003, and will be automatically extended in one year increments unless canceled by the Company. These Agreements provide for specified benefits in the event of a change in control, as defined in the Agreements. At December 31, 2003, the maximum amount which could be required to be paid under these Agreements, if such events occur, is approximately $5.4 million.

Legal Proceedings

In the normal course of business, the Company is a party to various claims and legal proceedings. The Company records a reserve for these matters when an adverse outcome is probable and the amount of the potential liability is reasonably estimable. Although the ultimate outcome of these matters is currently not determinable, management of the Company, after consultation with legal counsel, does not believe that the resolution of these matters will have a material effect upon the Company's financial condition, results of operations or cash flows for an interim or annual period.

12. Income Taxes:

The provision for income taxes for the years ended December 31, 2003, 2002, and 2001, is as follows:

(In thousands)	2003	2002	2001
Current:			
Federal	$ (2,330)	$ 2,134	$ 1,604
State and local	241	300	233
Foreign	2,916	1,752	540
Subtotal	827	4,186	2,377
Deferred:			
Federal	1,610	(8,233)	944
State and local	(618)	(2,243)	(288)
Foreign	166	(394)	(274)
Subtotal	1,158	(10,870)	382
Benefit applied to reduce goodwill	389	389	388
Total provision	$ 2,374	$ (6,295)	$ 3,147

The sources of income (loss) before income taxes are presented as follows:

(In thousands)	2003	2002	2001
United States	$ (1,726)	$ (30,677)	$ 9,225
Foreign	2,610	(30,418)	(1,872)
Income (loss) before income taxes	$ 884	$ (61,095)	$ 7,353

The Company's consolidated effective income tax rate differed from the U.S. federal statutory income tax rate of 35% as set forth below:

	2003	2002	2001
Income tax expense at the U.S. federal statutory rate	35.0%	35.0%	35.0%
Effects of foreign taxes, net of foreign tax credits and deductions	[illegible]	(19.7)	7.6
State and local income taxes, net of federal benefit	(8.6)	2.0	(1.3)
Non-deductible write-down of joint venture	36.0	—	—
Non-deductible goodwill amortization		(5.9)	1.8
Other	13.7	(1.1)	(0.3)
Total	[illegible]	**10.3%**	**42.8%**

A provision has not been made for U.S. or additional foreign taxes on the undistributed portion of earnings of foreign subsidiaries as those earnings have been permanently reinvested. The undistributed earnings of foreign subsidiaries approximate $7.8 million.

Components of the Company's net deferred tax asset and liability included in the Consolidated Balance Sheet at December 31, 2003 and 2002 are as follows:

(In thousands)	2003	2002
Deferred tax assets:		
Compensation and employee benefits	$ 469	$ 38
Accrued expenses and other future deductible items	560	752
Foreign operating loss carryforward	4,642	2,910
State and local operating loss carryforward	2,086	1,310
Tax benefit of unrealized losses	—	4
Contributions carryforward	29	—
Capital loss carryforward	985	985
Foreign tax credit carryforward	613	540
Intangible assests	7,809	10,702
Accounting method differences	189	—
Other	—	555
Total deferred tax assets	**17,382**	**17,796**
Deferred tax liabilities:		
Software costs	2,757	3,402
Depreciation	1,543	878
Unrealized foreign exchange gains	281	281
Change of tax accounting method	160	320
Deferred state income taxes	391	568
Tax cost of unrealized gains	1	—
Total deferred tax liability	**5,133**	**5,449**
Valuation allowance	**5,865**	**4,435**
Total net deferred tax (asset)/liability	**$ (6,384)**	**$ (7,912)**

The deferred tax asset for state and local operating loss carryforward of $2.1 million relates to amounts that expire at various times from 2006 to 2024.

The Company has foreign operating loss carryforwards of $13.2 million that can be carried forward indefinitely with a tax benefit of $4.3 million for which a valuation allowance has been established based upon an assessment that it is more likely than not that realization cannot be assured. The ultimate realization of this tax benefit is dependent upon the generation of sufficient operating income in the respective tax jurisdictions.

The Company has capital loss carryforwards of $2.3 million with a tax benefit of $985,000 for which a valuation allowance has been established based upon an assessment that it is more likely than not that realization cannot be assured. Of this tax benefit, $140,000 will expire in 2005, $14,000 will expire in 2006, $4,000 will expire in 2007 and $827,000 will expire in 2008. The ultimate realization of this tax benefit is dependent upon the generation of sufficient capital gains within the carryforward periods.

The Company has foreign tax credit carryforwards with a tax benefit of $613,000 for which a valuation allowance has been established based upon an assessment that it is more likely than not that realization cannot be assured. Of this benefit, $223,000 will expire in 2007, $334,000 will expire in 2008 and $56,000 can be carried forward indefinitely.

Income tax benefits related to stock option exercises and the employee stock purchase plan were $84,000, $275,000 and $395,000 for 2003, 2002 and 2001, respectively, and have been shown as increases to additional paid-in capital.

The income tax costs (benefits) related to unrealized gains and losses in other comprehensive income components of shareholders' equity were $5,000 in 2003, ($27,000) in 2002 and $101,000 in 2001.

13. Acquisitions:

Details of the Company's acquisitions from 2001 through 2003 are listed below. The acquisitions have been accounted for using the purchase method of accounting. The escrow accounts referred to have been established at acquisition date to provide indemnification of sellers' representations and warranties.

Valuation of the Common Stock issued in the acquisitions was based on an appraisal obtained by the Company on previous similarly structured acquisitions, which provided for a discount of the shares due to lock-up restrictions and the lack of registration of the shares.

2003:

In October 2003, the Company acquired substantially all the assets and assumed certain liabilities of ECA, a CRO located in Mexico City, Mexico. The acquisition enables the Company to expand its capability to conduct clinical trials in Latin America.

The aggregate purchase price was approximately $3.6 million in cash (including acquisition costs).

The following summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

(In thousands)	At October 1, 2003
Current assets	$ 727
Fixed assets	275
Other assets	12
Goodwill	1,932
Intangible assets	860
Total assets acquired	3,806
Current liabilities	222
Net assets acquired	$ 3,584

Of the $860,000 of intangible assets, $400,000 was assigned to customer relationships and $460,000 was assigned to non-compete agreements. The intangible assets are amortizable over a period of 20 years for the customer relationships and four years for the non-compete agreements. The fair value of the intangible assets was determined by management based on a third party valuation. The goodwill acquired is deductible for income tax purposes.

2002:

In January 2002, the Company acquired substantially all of the assets of CPR located in Morgantown, West Virginia. CPR specializes in Phase I studies for the generic drug industry, enabling the Company to expand into the generic drug market.

The aggregate purchase price was approximately $18.2 million, including approximately $8.1 million in cash (including acquisition costs), 314,243 shares of Common Stock valued at $4.1 million and a $6.0 million subordinated note. The note is convertible at the holders' option into 314,243 shares of the Company's Common Stock at any time before January 29, 2005, the Maturity Date.

The following summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. The intangible asset represents one customer contract, the fair value which was determined by management based on a third party valuation.

(In thousands)	At January 29, 2002
Current assets	$ 1,241
Fixed assets	213
Goodwill	2,927
Intangible assets	15,000
Total assets acquired	19,381
Liabilities assumed	1,131
Net assets acquired	$ 18,250

2001:

In February 2001, the Company acquired AAC Consulting Group, Inc., a full service regulatory consulting firm with offices in Rockville, Maryland. The aggregate purchase price was approximately $14.8 million, including approximately $10.9 million in cash and 374,665 shares of the Company's Common Stock valued at $3.9 million. Of the total shares, 124,888 shares were placed in an escrow account and have subsequently been released.

The following unaudited pro forma results of operations assume the 2003 and 2002 acquisitions occurred at the beginning of 2002:

(In thousands, except per share)		2003		2002
Net revenues	$	161,563	$	168,672
Net income (loss)		(880)		(54,459)
Net income (loss) per diluted share	$	(0.07)	$	(4.27)
Weighted average shares		12,973		12,758

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated at January 1, 2002, nor are they necessarily indicative of future operating results.

14. Investments:

The Company has a 50% owned joint venture investment in Beijing KendleWits Medical Consulting Co., Ltd. (KendleWits), a company located in the People's Republic of China. This investment is accounted for under the equity method. To date, the Company has contributed approximately $750,000 for the capitalization of KendleWits. In the second quarter of 2003, the Company determined that its investment in KendleWits was permanently impaired and as a result recorded a $405,000 non-cash charge to reduce the carrying value of this investment to zero. Future capitalization needs will be dependent upon the on-going capitalization needs of KendleWits and the Company's willingness to provide additional capital. The Company is not obligated to make any additional investment in KendleWits and currently has no plans to do so. The loss recorded from the equity investment in KendleWits for the years ended December 31, 2002 and 2001, was approximately $126,000 and $199,000, respectively.

In January 1999, the Company acquired a minority interest in Digineer, Inc. ("Digineer", formerly Component Software International, Inc.), an internet healthcare consulting and software development company, for approximately $1.6 million in cash and 19,995 shares of the Company's Common Stock valued at approximately $0.3 million. The Company has accounted for this investment under the cost method.

During the second quarter of 2002, Digineer adopted a plan to cease operations. As a result of this action, the Company determined that its investment in Digineer was permanently impaired. In the second quarter of 2002, the Company recorded a $1.9 million non-cash charge to reflect the write-off of this investment. The write-off is a capital loss for income tax purposes and is deductible only to the extent the Company generates capital gains in the future to offset this loss. The Company has recorded a valuation allowance against the deferred tax asset relating to the Digineer write-off and no income tax benefit has been recorded.

15. Related Party Transactions:

The Company made payments in 2003, 2002, and 2001 totaling approximately $21,000, $400,000, and $100,000, respectively, to a construction company owned by a relative of the Company's primary shareholder, for construction and renovations at various Company locations.

The former majority shareholder of CPR is no longer employed by CPR and never was employed by the Company, but he has provided consulting services to the Company. In the past, he provided consulting services to the customer that accounted for the majority of CPR's business. Payments to this individual for consulting services in 2003 totaled approximately $65,000 compared to $55,000 in 2002.

16. Segment Information:

Effective January 1, 2002, the Company integrated the medical communications group into its Phase IV product and services offering. As a result, the Company is now managed under a single operating segment referred to as contract research services, which encompasses Phase I through IV services.

Financial information by geographic area is as follows:

(In thousands)	2003	2002	2001
Net service revenues			
North America	[illegible]	$ 120,713	$ 107,200
Foreign	[illegible]	44,460	47,102
	[illegible]	$ 165,173	$ 154,302
Identifiable assets			
North America	[illegible]	$ 133,424	$ 137,642
Foreign	[illegible]	21,973	66,409
	[illegible]	$ 155,397	$ 204,051

Net revenues from sponsors that accounted for more than 10% of the Company's consolidated net revenues for 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Sponsor A	[illegible]	21%	12%
Sponsor B		8%	11%

Sponsor A accounted for approximately 11% and 10% of the Company's consolidated accounts receivable at December 31, 2003 and December 31, 2002, respectively.

17. Quarterly Financial Data (Unaudited):

(In thousands, except per share data)

Quarter	*First*	*Second*	*Third*	*Fourth*
2003				
Net service revenues	$ 37,180	$ 38,497	$ 40,424	$ 40,120
Income (loss) from operations	(1,518)	549	1,046	2,084
Net income (loss)	(2,124)	(423)	344	513
Net income (loss) per diluted share	(0.16)	(0.03)	0.03	0.04
Net income (loss) per basic share	(0.16)	(0.03)	0.03	0.04
2002				
Net service revenues	$ 43,921	$ 43,694	$ 40,966	$ 36,592
Income (loss) from operations	3,632	2,679	3,283	(68,005)
Net income (loss)	2,117	(367)	1,903	(58,453)
Net income (loss) per diluted share	0.16	(0.03)	0.14	(4.56)
Net income (loss) per basic share	0.17	(0.03)	0.15	(4.56)

Independent Auditors Report

To the Board of Directors and Shareholders of Kendle International Inc.
Cincinnati, Ohio

We have audited the accompanying consolidated balance sheet of Kendle International Inc. as of December 31, 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2003 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
March 14, 2004

Report of Independent Auditors

To the Board of Directors and Shareholders of Kendle International Inc:

In our opinion, the accompanying consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Kendle International Inc. and its subsidiaries (the "Company") at December 31, 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 6 of the Notes to Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers
Cincinnati, Ohio
February 11, 2003

Management Team

Candace Kendle, PharmD*
Chairman & CEO

Christopher C. Bergen, MBA*
President & COO
Acting Vice President, Strategic Partners

Karl "Buzz" Brenkert III, MBA*
Senior Vice President & CFO

Simon S. Higginbotham*
Vice President & CMO

Gary M. Wedig, MBA*
Vice President & CIO

Alan J. Boyce
Vice President, Europe

*Executive Committee members

Melanie A. Bruno, PhD, MBA
Vice President, Regulatory Affairs

Martha R. Feller, PhD
Senior Vice President, Americas

Anthony L. Forcellini
Vice President, Technical Operations

Douglas C. Kamm
Vice President, Human Resources

Cynthia L. Verst-Brasch, PharmD, MS
Vice President, Medical Affairs, Marketing and Communications

Corporate Information

Board of Directors

Candace Kendle, PharmD
Chairman of the Board & CEO

Christopher C. Bergen
President & COO

Philip E. Beekman
Retired, Chairman of the Board & CEO, Hook-SupeRx, Inc.
President, Owl Hollow Enterprises

Robert R. Buck
President & CEO, Beacon Roofing Supply, Inc.

Robert C. Simpson
Retired, Group President & Director,
West Pharmaceutical Services Inc.

Donald C. Harrison, MD
Senior Vice President and Provost
for Health Affairs Emeritus, University of Cincinnati

G. Steven Geis, PhD, MD
Retired, Group Vice President: Arthritis, Cardiovascular
and Oncology Clinical Development,
Pharmacia & Upjohn Company

Timothy E. Johnson, PhD
President, Johnson Investment Counsel, Inc.
and Professor of Finance, University of Cincinnati

Frederick A. Russ, PhD
Dean, College of Business Administration,
University of Cincinnati

Stock Information

The common stock of Kendle International Inc. trades on the Nasdaq Stock Market® under the symbol KNDL. The number of holders of record of Kendle International Inc. common stock was 192 as of March 1, 2004. This total excludes shares held under beneficial ownership in nominee name or within clearinghouse portions of brokerage firms and banks. The Company has not paid dividends on its common stock since its inception.

Annual Meeting

The Annual Meeting of Shareholders will be held at 9:30 a.m. Eastern Time on Thursday, May 6, 2004, in the Grand Ballroom of the Millennium Hotel Complex, 141 West 6th Street, Cincinnati, Ohio, 45202.

Market Price for Common Stock

2003 Quarters Ended	High	Low
March 31	$ 10.10	$ 3.05
June 30	$ 6.80	$ 3.35
September 30	$ 7.24	$ 4.43
December 31	$ 7.50	$ 5.25
2002 Quarters Ended		
March 31	$ 20.35	$ 13.92
June 30	$ 18.65	$ 9.75
September 30	$ 13.98	$ 6.49
December 31	$ 10.76	$ 6.47

Financial Reports

Copies of the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission, as well as other investor materials, are available at www.kendle.com or upon request from:

Investor Relations
Kendle International Inc.
Attn: Keith A. Cheesman
1200 Carew Tower
441 Vine Street
Cincinnati, OH 45202

Transfer Agent and Registrar

LaSalle Bank NA
135 S. LaSalle Street
Suite 1960
Chicago, IL 60603
Attn: Ms. Arlene Kaminski
800-246-5761, option #2

Independent Accountants

Deloitte & Touche LLP
Cincinnati, Ohio

Outside Legal Counsel

Keating, Muething & Klekamp P.L.L.
Cincinnati, Ohio

Design and Copy: Kendle International Inc. Corporate Communications
Printing: Graphic Arts Center

Kendle
INTERNATIONAL

Real people. Real results.®

Corporate Headquarters ◦ 1200 Carew Tower ◦ 441 Vine Street ◦ Cincinnati, Ohio 45202
phone: 1.513.381.5550 ◦ fax: 1.513.381.5870 ◦ www.kendle.com ◦ e-mail: info@kendle.com